Purchase and Sale
Agreement

Shell Overseas Holdings Limited
as Vendor

and

InterOil Products Limited
as Purchaser

Allens Arthur Robinson
Stock Exchange Centre
530 Collins Street
Melbourne 3000 Australia
Tel 61 3 9614 1011
Fax 61 3 9614 4661

pjsm M0111766070v9 304458504 PJSM

© Copyright Arthur Robinson & Hedderwicks 2006

Purchase and Sale Agreement

Table of Contents

1.	Definitions and interpretation	1

	1.1 Definitions	1
	1.2 Interpretation	6
	1.3 Method of payment	7
	1.4 Interest on amounts payable	7
	1.5 Consents or approvals	8

2.	Sale and purchase of Shares	8

	2.1 Sale and purchase	8
	2.2 Title and property	8

3.	Purchase Price	8

	3.1 Payment of Purchase Price	8
	3.2 Deposit	8

4.	Warranties	9

	4.1 Warranties	9
	4.2 When Warranties given	10

5.	Liabilities, indemnities and notification of warranty breach	10

	5.1 Liabilities prior to Transfer Date	10
	5.2 Notification of warranty breach or indemnity claim	10

6.	Limitation of Vendor’s liability	12

7.	Environmental Warranties	14

	7.1 Environmental Warranties	14
	7.2 When Environmental Warranties given	15
	7.3 Conditions of payment and claims	15
	7.4 Purchaser’s release of Vendor	17
	7.5 Notification of Authorities	17
	7.6 Indemnity for breach of Environmental Warranties	18
	7.7 Environmental Warranties to cease on disposal of Premises	18
	7.8 Vendor’s right to undertake remediation works	19

8.	Statutory actions and third party claims	20

	8.1 Procedure when a third party claim is made	20
	8.2 Other warranties and conditions excluded	21

9.	Obligations of the Vendor prior to the Transfer Date	21

10.	Rights of the Vendor prior to Transfer Date	22

	10.1 Minor acquisitions and dispositions of Assets	22
	10.2 Material acquisitions and expenditures	22

11.	Completion	23

Page (i)

Purchase and Sale Agreement

	11.1 Completion place	23
	11.2 Obligations of Vendor on Completion	23
	11.3 Payment of Estimated Purchase Price	24
	11.4 Obligations of Purchaser and Company after Completion	24

12.	Conditions precedent to Completion	25

	12.1 Conditions precedent	25
	12.2 Conditions precedent exist for the benefit of the parties	25
	12.3 Parties must cooperate	25
	12.4 Specific obligations of cooperation	25

13.	Adjustments to the Estimated Purchase Price	26

	13.1 Completion Accounts	26
	13.2 Review by Auditor	26
	13.3 Access to information	26
	13.4 Parties’ response to review	27
	13.5 Dispute resolution procedure	27
	13.6 Dispute limit	28
	13.7 Payment of Adjustment Amount	28
	13.8 Payment Date	29

14.	Change of Name	29

	14.1 Change of Name	29

15.	Ongoing access to corporate records	30

16.	Confidentiality	31

	16.1 Purchaser to keep information confidential	31
	16.2 No disclosure of purchase price or terms	31
	16.3 Permitted disclosures	31

17.	Enurement	32

18.	Disputes	32

19.	Termination	33

20.	Costs and stamp duty	33

21.	Merger	34

22.	Assignment	34

23.	Further assurances	34

24.	Entire agreement	34

25.	Waiver	34

26.	Notices	34

27.	Governing law and jurisdiction	35

Page (ii)

Purchase and Sale Agreement

28.	Counterparts	36

29.	Information Technology	36

Schedule 1		37

	Warranties	37

Schedule 2		40

	List of approved auditors	40

Schedule 3		41

	State Lease and disclosures in relation to them	41

Schedule 4		43

	Part A: Commercial Leases	43

Schedule 6		52

	Accounting Principles for preparation of the Completion Accounts	52

Purchase and Sale Agreement

Date	January 4, 2006

Parties

Shell Overseas Holdings Limited (registration number 596107) incorporated in England of the Shell Centre, London, SE17NA, England (the Vendor)

InterOil Products Limited incorporated in Papua New Guinea of Section 34, Lot 23, Speybank Street, Lae, Papua New Guinea (the Purchaser).

Recitals

The Vendor is the registered holder of 4,999,999 of the Shares (as defined below) and The Asiatic Petroleum Company Limited (registration number 403645) of the Shell Centre, London SE1 7NA, England, a corporation duly established and existing under the laws of England , (TAPCL) is the registered holder of 1 of the Shares.

The Vendor is the beneficial owner of all of the Shares, which are the only issued shares in the capital of the Company.

The Purchaser wishes to acquire and the Shell Group, which includes the Vendor and TAPCL, wishes to dispose of the Company.

Accordingly, the Vendor and TAPCL have agreed to sell the Shares to the Purchaser or to an affiliate of the Purchaser nominated by it and approved by the Vendor, and the Purchaser has agreed to buy the Shares from the Vendor, on the terms of this Agreement.
It is agreed as follows.
1.	Definitions and interpretation
1.1	Definitions
The following definitions apply unless the context requires otherwise.
A$ means the lawful currency of Australia.
Accounting Principles means the principles and methodology to be applied in preparing the Completion Accounts, as set out in Schedule 6.
Accounts means the unaudited management accounts of the Company disclosed by the Vendor to the Purchaser.

Purchase and Sale Agreement
Adjustment Date means the date which is 20 Business Days after the delivery of the report on the Completion Accounts by the Auditor to the Vendor and the Purchaser in accordance with Clause 13.2.
Affiliate means:
(a)	in relation to the Vendor, Royal Dutch Shell plc and any body corporate or other entity which is for the time being directly or indirectly controlled by Royal Dutch Shell plc; and

(b)	in relation to the Purchaser, any body corporate which is for the time being directly or indirectly controlled by the Purchaser.
For this purpose:
(i)	a company is directly controlled by another company beneficially owning shares (or other ownership interests) carrying more than 50% of the votes at a general meeting of shareholders, members or partners (or their equivalent) of the first mentioned company; and

(ii)	a particular company is indirectly controlled by a company if a series of companies can be specified, beginning with that company and ending with the particular company, so related that each company in the series is directly controlled by one or more of the companies earlier in the series.
Assets means all of the assets, other than the Excluded Assets, owned and used by the Company at the Transfer Date.
Auditor has the meaning ascribed to such term in Clause 13.2.
Authorisation means any authorisation, permit, licence, consent, grant, certificate, sealing or other approval.
Authority means any government or any governmental, semi-governmental, city, local, municipal, provincial, state, federal, national, civic, administrative, fiscal, statutory or judicial body, instrumentality, department, commission, authority, tribunal, agency or other similar entity, including any self-regulatory organisation established by statute and any stock exchange.
Business Day means a day on which trading banks are open for the transaction of banking business in Melbourne, Australia, Port Moresby, Papua New Guinea and Houston, United States of America.
Central Bank Act means the Central Banking Act 2000 (PNG).
Claim Cut Off Date has the meaning given in Clause 6.1.
Commercial Leases means the leases referred to in Part A of Schedule 4.
Commercial Lessors means the lessors or landlords under the Commercial Leases.
Companies Act means the Companies Act 1997 (PNG).
Company means Shell Papua New Guinea Limited of Level 10, Pacific Place, Musgrave Street, Port Moresby, Papua New Guinea.

Purchase and Sale Agreement
Completion means completion by the parties of the sale and purchase as provided in Clauses 11.1, 11.2 and 11.3.
Completion Accounts has the meaning ascribed to such term in Clause 13.1.
Contamination, in relation to any land, means the presence in, on or under that land (or surface water on or groundwater under that land) of any substance at a concentration (i) above the concentration at which the substance is normally present in, on or under land in the same locality or (ii) which otherwise contravenes any Environmental Law, and Contaminated and Contaminant have equivalent meanings.
Deposit means the amount referred to in Clause 3.1(a).
Deposit Holder means Allens Arthur Robinson, Solicitors, of Level 27, 530 Collins Street, Melbourne.
Disclosure Material means written materials (which phrase includes electronically communicated materials) provided to the Purchaser by the Vendor pursuant to the Purchaser’s investigation of the Company in connection with the transactions contemplated by this Agreement.
Economic Return means the economic return as defined or determined in accordance with the principles set out in Schedule 10.
Environmental Claim Cut-Off Date has the meaning given in Clause 7.3.
Environmental Law means any law, whether statute or common law (including the laws of negligence and nuisance), rule, regulation, ordinance, decree or order of any governmental entity, tribal entity, quasi-governmental entity or other governmental instrumentality, concerning the environment and by which the Company is bound or which lawfully applies to the Company, and includes such laws concerning:
(a)	emissions of substances into the atmosphere, waters and land;

(b)	pollution and contamination of the atmosphere, waters and land;

(c)	production, use, handling, treatment, storage, transportation, discharge, release, emission or disposal of:
(i)	solid, gaseous or liquid waste;

(ii)	hazardous substances; and

(iii)	dangerous goods;
(d)	conservation, heritage and natural resources;

(e)	threatened, endangered and other flora and fauna species; and

(f)	the health and safety of people, including exposure to hazardous, toxic or other substances alleged to be harmful.
Environmental Liabilities means any unsatisfied claims or obligations incurred in connection with any of the Premises as a direct consequence of any Contamination or Environmental Law.

Purchase and Sale Agreement
Environmental Notice means any administrative, regulatory or judicial action, suit, demand, demand letter, claim, obligation, order, direction, notice of non-compliance or violation, investigation, request for information, proceeding, consent order, consent agreement or other requirement by any Authority for Remediation of any Contamination of any land, or the enforcement of, or other actions or damages pursuant to, any Environmental Law.
Environmental Warranties means the representations and warranties contained in Clause 7.1 and Environmental Warranty means any of them.
Estimated Purchase Price means US$10.0 million plus an amount equal to the US$ value of the Net Current Assets of the Company as set out in the Year End Accounts.
Excluded Assets means:
(a)	Intellectual Property of the Shell Group (or any member of it);

(b)	all physical signage of the Company in relation to which any Intellectual Property of the Shell Group (including the Company) forms a physical part of such signage; and

(c)	all assets and rights of the Company in or in respect of the Joint User Hydrant Installation under the JUHI Contract.
Expert, in relation to a dispute, means a person of appropriate reputation, standing and relevant experience in accounting who has no direct or indirect personal interest in the outcome of the dispute or the issue in respect of which they are consulted pursuant to this Agreement agreed by the parties or, failing agreement within five Business Days after they commence to discuss the selection of the Expert, nominated at the request of either the Vendor or the Purchaser by the President of the Institute of Chartered Accountants in Australia.
ICCC means the Independent Consumer and Competition Commission of Papua New Guinea.
Income Tax Act means the Income Tax Act 1959 (PNG).
Intellectual Property means any intellectual or industrial property including:
(a)	patents, trade marks and service marks, copyright, registered designs, trade secrets and confidential information; and

(b)	licences or other rights to use or to grant the use of any of the foregoing or to be the registered proprietor or user of any of the foregoing.
Interest Rate means the daily buying rate displayed at or about 10.30am (Melbourne time) on the Reuters screen BBSW page for Australian bank bills of a three month duration.
InterOil Group means the Purchaser and its Affiliates.
JUHI Contract means the contract between the Company and Mobil Oil New Guinea Ltd (executed on 13 March 2003 by the Company and on 6 March 2003 by Mobil Oil New Guinea Ltd) for the joint ownership,

Purchase and Sale Agreement
operation and maintenance of the Joint User Hydrant Installation at Jacksons Airport at Port Moresby, Papua New Guinea.
Kina or K means the lawful currency of Papua New Guinea.
Last Financial Year means the financial year of the Company immediately prior to the financial year of the Company in which the Transfer Date falls.
Liabilities means any unsatisfied claims or obligations of any kind (other than Environmental Liabilities) of the Company arising prior to, or arising from acts or omissions of the Company prior to, the Transfer Date, and Liability has a corresponding meaning.
Minor, in relation to an acquisition or disposition, means an acquisition or disposition having a value of up to US$10,000.
Net Current Assets means net current assets of the Company as determined in accordance with Schedule 6.
Premises means all of the real property and other premises owned or leased by the Company (other than any Excluded Assets), all of which are described in Parts A and B of Schedule 7.
Purchase Price, being the price to be paid by the Purchaser to the Vendor as consideration for the sale of the Shares, means the Estimated Purchase Price adjusted in accordance with Clause 13.7.
Purchaser has the meaning ascribed to such term in the preamble.
Remediation means the investigation, response, clean-up, removal, disposal, control, containment, encapsulation or other treatment of Contamination on a property or to cause a property to comply with Environmental Law.
Remediation Works means works undertaken for the purpose of achieving Remediation of Premises.
Security Interest means all security interests, claims, escrows, encumbrances, options, rights of first refusal, agreements, arrangements, contracts, commitments, understandings, obligations, or other interests or powers, whether written or oral:
(a)	reserved in or over any interest in any asset including any retention of title; or

(b)	created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, indenture, security agreement, charge, lien, pledge, judgment, trust or power, by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation and whether existing or agreed to be granted or created.
Shares means 5,000,000 ordinary shares of K1.00 each in the capital of the Company (being all the issued shares in the capital of the Company) together with the benefit of all rights (including dividend rights) attached or accruing to those shares as at the Transfer Date.
Shell Group means Royal Dutch Shell plc and its Affiliates.

Purchase and Sale Agreement
SPNG Deed of Acknowledgment & Release means the deed so titled entered into by the Company and SOHL on or about the date of this Agreement, in the form of the draft deed so titled and initialled on behalf of each of the Vendor and the Purchaser for purposes of identification.
State means The Independent State of Papua New Guinea.
State Leases means the leases referred to in Schedule 3.
TAPCL has the meaning ascribed to such term in the recitals.
Tax means any income tax, capital gains tax, recoupment tax, land tax, sales tax, payroll tax, fringe benefit tax, group tax, withholding tax, municipal rates, stamp duties and other charges, levies and impositions, assessed or charged, or assessable or chargeable, by or payable to any governmental taxation or excise authority and includes any additional tax, interest, penalty, charge, fee or other amount imposed or made on or in relation to a failure to file a relevant return or to pay a relevant tax.
Transaction Documents means this Agreement and
the SPNG Deed of Acknowledgement & Release.
Transfer Date means the date on which Completion is to take place, which date will be (a) the date nominated by the Vendor by not less than 30 days’ notice to the Purchaser and which is the last Business Day of a month between the second month and the six month (each inclusive) following the month in which the last of the conditions precedent set out in Clause 12.1 to be satisfied or waived is satisfied or waived, or (b) such other date falling on the last Business Day of a month mutually agreed upon by the Purchaser and the Vendor.
UNCITRAL Rules means the arbitration rules adopted by UNCITRAL on 28 April 1976 and by the United Nations General Assembly on 15 December 1976 and entitled ‘Arbitration Rules of the United Nations Commission on International Trade Law’, as those rules may be amended from time to time.
US$ means the lawful currency of the United States of America.
Vendor has the meaning ascribed to such term in the preamble.
Warranties means the representations and warranties contained in Schedule 1.
Year End Accounts means the management accounts of the Company as at and for the 12 months’ period ending 31 December 2005 as reviewed by the Company’s auditor.
1.2	Interpretation
Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.
(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

Purchase and Sale Agreement
(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, limited liability company, unincorporated body or other entity includes any of them.

(e)	A reference to a Clause or Schedule is a reference to a clause of or a schedule to this Agreement.

(f)	A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document.

(g)	A reference to a party to this Agreement or another agreement or document includes the party’s successors and permitted substitutes or assigns (and, where applicable, the party’s legal personal representatives).

(h)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i)	A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(j)	The meaning of general words is not limited by specific examples introduced by including, or for example, or similar expressions.
1.3	Method of payment
All payments required to be made under this Agreement must be tendered at the recipient’s option either by:
(a)	drafts or cheques to be drawn by a bank as defined in the Banking Act 1959 (Cth); or

(b)	by way of direct transfer of immediately available funds to the bank account nominated in writing by the party to whom the payment is due, and by not later than 2pm local time on the due date for payment in the place where payment is to be received. Any payment tendered under this Agreement after 2pm on any date will be taken to have been made on the next succeeding Business Day (the deemed payment date) after the date on which payment was tendered, and if the deemed payment date is after the relevant due date for payment, interest will accrue under Clause 1.4 accordingly.
1.4	Interest on amounts payable
If any party fails to pay any amount payable by it under or in accordance with this Agreement, that party must, if demand is made, pay simple interest on that amount from the due date for payment until that amount is paid in full at

Purchase and Sale Agreement
the rate per annum which is the sum of the Interest Rate on the date on which the payment was due, plus a margin of 3%, calculated daily. The right to require payment of interest under this clause is without prejudice to any other rights the non-defaulting party may have against the defaulting party at law or in equity.
1.5	Consents or approvals
If the doing of any act, matter or thing under this Agreement is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may, unless otherwise provided in this Agreement, be exercised conditionally or unconditionally or withheld by the party in its absolute discretion.
2.	Sale and purchase of Shares
2.1	Sale and purchase
The Vendor agrees to sell the Shares to the Purchaser and the Purchaser agrees to buy the Shares from the Vendor free from all Security Interests.
2.2	Title and property
Title to and property in the Shares:
(a)	until Completion, remains solely with the Vendor; and

(b)	subject to the provisions of this Agreement, passes to the Purchaser with effect from Completion.
3.	Purchase Price

3.1	Payment of Purchase Price
The Purchase Price must be paid as follows:
(a)	a deposit of US$2.5 million on the date of this Agreement in accordance with Clause 3.2;

(b)	a payment of US$2.0 million to the Vendor, on account of part of the balance of the Estimated Purchase Price, on the second Business Day following the day on which the condition precedent set out in Clause 12.1(a) is satisfied;

(c)	the balance of the Estimated Purchase Price on the Transfer Date in accordance with Clause 11.3; and

(d)	the amount (if any) payable under Clause 13.7, at the time determined under and in accordance with Clause 13.8.
3.2	Deposit
The Purchaser must pay the Deposit to the Deposit Holder to be dealt with as follows:

Purchase and Sale Agreement
(a)	the Vendor shall cause the Deposit Holder to deposit the Deposit in an interest bearing deposit account with a bank (within the meaning of the Banking Act 1959 (Cth));

(b)	if Completion occurs, the Vendor is entitled absolutely to the Deposit and the Deposit must be paid to the Vendor;

(c)	if Completion does not occur on the Transfer Date, the Deposit must be paid:
(i)	to the Purchaser if Completion does not occur (A) because of a default of the Vendor under this Agreement and the Purchaser lawfully terminates this Agreement, (B) because the Vendor under Clause 12.1(a) unreasonably fails or refuses to approve a condition affecting the Vendor and either the Vendor or the Purchaser lawfully terminates this Agreement, (C) because of a failure or inability of the Vendor to obtain an Authorisation required under Clause 12.1(b) and either the Vendor or the Purchaser lawfully terminates this Agreement, (D) this Agreement is terminated by the Vendor under Clause 5.2(b), or (E) this Agreement is terminated by the Vendor or the Purchaser pursuant to Clause 19(a)(ii) (unless Completion has not occurred as the result of a breach of any of the Purchaser’s obligations under this Agreement); or

(ii)	to the Vendor if Completion does not occur for any other reason and either the Vendor or the Purchaser lawfully terminates this Agreement;
(d)	interest earned on the Deposit less bank charges and other moneys paid or payable in respect of the placement of the Deposit in accordance with paragraph (a) will not form part of the Deposit but will be the entitlement of (i) the Purchaser if in accordance with paragraph (c)(i) the Deposit is payable to the Purchaser (and will be paid by the Deposit Holder to the Purchaser upon payment of the Deposit in accordance with paragraph (c)(i)), or (ii) the Vendor if in accordance with paragraph (b) or (c)(ii) the Deposit is payable to the Vendor (and will be paid by the Deposit Holder to the Vendor upon payment of the Deposit in accordance with paragraph (b) or paragraph (c)(ii) (as applicable)).
4.	Warranties

4.1	Warranties
The Vendor represents and warrants to the Purchaser that except as expressly (i) disclosed to the Purchaser in the Accounts, in this Agreement or in the Disclosure Material prior to Completion or (ii) consented to by the Purchaser in writing, each of the Warranties is correct in all material respects.

Purchase and Sale Agreement
4.2	When Warranties given
Each of the Warranties is given as at the time immediately before Completion and remains in full force and effect after the Transfer Date despite Completion.
5.	Liabilities, indemnities and notification of warranty breach

5.1	Liabilities prior to Transfer Date
(a)	Subject to Clauses 5.2, 6, 8 and this Clause 5.1, the Vendor agrees to indemnify the Company against any losses, damages or costs arising out of a Liability but only to the extent that:
(i)	the Liability, or the act or omission of the Company that gives or will give rise to the Liability, has not been disclosed in the Accounts, in this Agreement or in the Disclosure Material by or on behalf of the Vendor or the Company to the Purchaser prior to the date of this Agreement (and for this purpose the matters referred to in Schedule 5 will be taken to be Liabilities or applicable acts or omissions which have been so disclosed by or on behalf of the Vendor and the Company); and

(ii)	adequate provisions, reserves or accruals for or in respect of the Liability are not provided for or made in the Accounts and, as applicable, the Completion Accounts.
(b)	Despite any other provision of this Agreement, the Purchaser is not entitled to make a claim under or in respect of the indemnity in Clause 5.1(a), and the Vendor will not be liable to make any payment to the Purchaser under or in respect of the indemnity in Clause 5.1(a), to the extent that such claim or payment is for or in respect of any consequential or indirect loss or damage (including loss of profits, loss of opportunity or costs of business interruption) suffered or incurred by the Purchaser or any other member of the InterOil Group (including the Company).

(c)	If consequential or indirect loss or damage suffered by a person other than the Purchaser or any other member of the InterOil Group (including the Company) constitutes or forms part of loss or damage in respect of which, despite paragraph (b) of this Clause 5.1, the Purchaser is entitled to make a claim under or in respect of the indemnity in Clause 5.1(a), then nothing in paragraph (b) of this Clause 5.1 will be read or construed as limiting or qualifying the entitlement of the Purchaser to make such claim in respect of such third party or parties’ loss or damage.
5.2	Notification of warranty breach or indemnity claim
(a)	If the Purchaser becomes aware of any breach or potential breach of any representation, warranty or obligation, or any claim or potential

Purchase and Sale Agreement
claim under any indemnity, under this Agreement, the Purchaser must:
(i)	give notice to the Vendor, within 60 days after becoming so aware of a breach or claim, with details of the breach or the claim;

(ii)	give notice to the Vendor, within 60 days after becoming so aware of a potential breach or potential claim that the Purchaser reasonably determines, to be material, with details of the potential breach or the potential claim; and

(iii)	allow the Vendor up to 60 days (or such longer period as the Vendor and the Purchaser agree) to:
(A)	remedy the breach or potential breach or the cause of the claim or potential claim; or

(B)	agree with the Purchaser the process by which the Vendor will remedy the breach or potential breach or the cause of the claim or potential claim, before taking any action against the Vendor in respect of it.
Notwithstanding the foregoing, the failure to notify the Vendor of any breach, potential breach, claim or potential claim as required by this Clause 5.2(a) shall not of itself relieve the Vendor from any liability that it may have to the Purchaser pursuant to this Agreement except to the extent of any actual prejudice to the Vendor resulting from the Purchaser’s failure.
(b)	If, in respect of any notice pursuant to paragraph (a) given by the Purchaser prior to the Transfer Date:
(i)	the Vendor does not remedy the breach or potential breach or the cause of the claim or potential claim within the time permitted under paragraph (a); or

(ii)	the Purchaser does not, in its reasonable opinion, accept the result as a remedy; or

(iii)	the Vendor and the Purchaser, within the time permitted under paragraph (a), do not agree on the process for remedying the breach or potential breach or the cause of the claim or potential claim, and the breach or claim would expose the Vendor to a liability exceeding an amount equal to 25% of the Estimated Purchase Price, the Vendor prior to the Transfer Date may give notice of termination of this Agreement to the Purchaser.
(c)	If the Vendor gives notice of termination to the Purchaser pursuant to paragraph (b), within 30 days after receipt of that notice the Purchaser may by notice to the Vendor elect to refuse to accept the Vendor’s notice of termination and request the Vendor to pay to the Purchaser an amount up to 25% of the Estimated Purchase Price.

Purchase and Sale Agreement
(d)	If the Purchaser gives notice to the Vendor pursuant to paragraph (c):
(i)	on or within 10 days after the Transfer Date the Vendor must pay to the Purchaser the amount set out in that notice from the Purchaser (such amount to be paid in US$, determined at the K/US$ exchange rate for selling US$ to buy Kina as published by ANZ Banking Group (PNG) Limited in Port Moresby, Papua New Guinea on the Business Day immediately preceding the day of payment);

(ii)	upon payment of that amount to the Purchaser:
(A)	the Vendor will cease to have any further liability under this Agreement or otherwise to the Purchaser or any other member of the InterOil Group in respect of the subject matter of the notice given by the Purchaser pursuant to paragraph (a); and

(B)	in consideration of that payment, the Purchaser (for itself and on behalf of each other member of the InterOil Group) releases and forever discharges the Vendor from all actions, claims, demands, causes of action or proceedings of whatever nature and however, whenever and wherever arising in respect of that matter; and
(iii)	subject to paragraph (d)(ii), this Agreement continues in effect in accordance with its terms.
(e)	If the Purchaser does not give notice to the Vendor pursuant to paragraph (c), the notice of termination given by the Vendor pursuant to paragraph (b) will be effective, and this Agreement is terminated, on the day which is 31 days after the date of receipt by the Purchaser of that notice of termination.
6.	Limitation of Vendor’s liability
Despite any other provision of this Agreement (but, except to the extent expressly provided otherwise, not in relation to the Environmental Warranties, which are to be dealt with in accordance with Clause 7):
(a)	the Vendor is not liable to make any payment (whether by way of damages or otherwise) for any breach of any representation, warranty or obligation, or in respect of any indemnity, unless a claim is made in writing by the Purchaser with respect to it (setting forth in reasonable detail the nature of the claim and the damages or indemnification sought to the extent the amount can reasonably be determined) on or before the third anniversary of the Transfer Date (the Claim Cut-Off Date);

(b)	the Vendor is not liable to make any payment (whether by way of damages or otherwise) for any breach of any representation, warranty or obligation (including the Warranties and the Environmental

Purchase and Sale Agreement
Warranties), or in respect of any indemnity, which when aggregated with all other payments so made exceeds 100% of the Purchase Price;
(c)	the Purchaser is not entitled to make a claim for any breach of any representation, warranty or obligation, or in respect of any indemnity, until the total of all such claims exceeds K500,000 (or its equivalent at the time of the claim expressed in A$ or US$) and no claim of less than K10,000 (or its equivalent at the time of the claim expressed in A$ or US$) may be included in or aggregated with any other amount claimed by the Purchaser;

(d)	the Purchaser is not entitled to make a claim for any breach of any representation, warranty or undertaking, or in respect of any indemnity, and the Vendor’s liability in respect of any claim by the Purchaser for any breach of any representation, warranty or obligation, or in respect of any indemnity, will be reduced or extinguished (as the case may be), to the extent that the claim has arisen as a result of any act or omission after the Transfer Date by or on behalf of the Purchaser or by or on behalf of the Company;

(e)	if after the Vendor has made any payment to the Purchaser for any claim for any breach of any representation, warranty or obligation, or in respect of any indemnity, the Purchaser or the Company receives any benefit or credit by reason of matters to which the claim relates and if that benefit or credit is received by the Purchaser or the Company on or before the third anniversary of the Claim Cut-Off Date, then the Purchaser must immediately repay to the Vendor a sum corresponding to the amount of the payment or (if less) the amount of the benefit or credit;

(f)	the Purchaser is not entitled to make a claim for any breach of any representation, warranty or obligation, or in respect of any indemnity, and the Vendor will not be liable to make any payment (whether by way of damages or otherwise) to the Purchaser for any claim for any breach of any representation, warranty or obligation, or in respect of any indemnity:
(i)	where the claim is as a result of any legislation not in force at the date of this Agreement, including legislation which takes effect retrospectively; or

(ii)	where the claim is as a result of or in respect of a change in the judicial interpretation of the law in any jurisdiction after the date of this Agreement;
(g)	the Purchaser is not entitled to make a claim for any breach of any representation, warranty or undertaking, or in respect of any indemnity, and the Vendor will not be liable to make any payment (whether by way of damages or otherwise) to the Purchaser for any claim for any breach of any representation, warranty or obligation, or in respect of any indemnity, to the extent that adequate reserves, provisions or accruals were made or provided for by the Company in respect of that matter in the Completion Accounts;

Purchase and Sale Agreement
(h)	the Purchaser is not entitled to make a claim for any breach of any representation, warranty or undertaking, or in respect of any indemnity, and the Vendor will not be liable to make any payment (whether by way of damages or otherwise) to the Purchaser, for any claim for any breach of any representation, warranty or obligation, or in respect of any indemnity, to the extent that the Purchaser or the Company recovers from a person other than the Vendor in respect of any loss or damage arising out of the claim whether by way of contract, indemnity or otherwise, provided that where the Purchaser or the Company has the right to claim an indemnity against or otherwise recover from a third person but fails or declines to recover its losses or damages from such third person, the Vendor may subrogate itself to that right by claiming the indemnity against or recovering from the third person in the name of the Purchaser or the Company (as applicable) and the Purchaser and the Company (as applicable) must fully co-operate with the Vendor (including providing access to documentation and officers and employees) to facilitate the Vendor exercising that right, and the Vendor must reimburse the Company for all expenses reasonably incurred by it (including legal and other professional fees) in so doing.
7.	Environmental Warranties

7.1	Environmental Warranties
The Vendor represents and warrants to the Purchaser that except as expressly consented to in writing by the Purchaser, each of the following representations and warranties is correct in all material respects:
(a)	at the Transfer Date there are no Environmental Liabilities of the Company as a result of:
(i)	the service of an Environmental Notice by any Authority on the Company; or

(ii)	a claim against the Company by, or obligation of the Company to, a person other than the Purchaser or another member of the InterOil Group, in relation to Contamination present in, on or under or migrating from any of the Premises; and
(b)	there will be no Environmental Liabilities of the Company after the Transfer Date and prior to the Environmental Claim Cut Off Date as a result of either:
(i)	the service of an Environmental Notice by any Authority on the Company; or

(ii)	a claim against the Company by, or an obligation of the Company to, a person other than the Purchaser or another member of the InterOil Group,

Purchase and Sale Agreement
in relation to Contamination present in, on or under or that has migrated from any of the Premises prior to the Transfer Date or in relation to Contamination present in, on or under any of the Premises prior to the Transfer Date and migrating from any of the Premises after the Transfer Date and prior to the Environmental Claim Cut-Off Date.
7.2	When Environmental Warranties given
Each of the Environmental Warranties is given:
(a)	as at the time immediately before Completion; and

(b)	on each anniversary of the Transfer Date up to the Environmental Claim Cut-Off Date;
and, subject to Clause 7.7, remains in full force and effect after the Transfer Date despite Completion.
7.3	Conditions of payment and claims
Despite any other provision of this Agreement:
(a)	the Vendor is not liable to make any payment (whether by way of damages or otherwise) for any breach of any Environmental Warranty unless a claim is made in writing by the Purchaser with respect to it (setting forth in reasonable detail the nature of the claim and the damages sought to the extent the amount can reasonably be determined) on or before the third anniversary of the Transfer Date (the Environmental Claim Cut-Off Date);

(b)	the Vendor is not liable to make any payment (whether by way of damages or otherwise) for any breach of any Environmental Warranty which, when aggregated with all other payments so made and all payments made (whether by way of damages or otherwise) for any breach of any other representation, warranty or undertaking (including the Warranties), or in respect of any indemnity, under this Agreement, exceeds 100% of the Purchase Price;

(c)	the Purchaser is not entitled to make a claim for any breach of any Environmental Warranty until the total of all such claims exceeds K500,000 (or its equivalent at the time of the claim expressed in A$ or US$) and no claim of less than K10,000 (or its equivalent at the time of the claim expressed in A$ or US$) may be included in or aggregated with any other amount claimed by the Purchaser;

(d)	the Purchaser is not entitled to make a claim for any breach of any Environmental Warranty, and the Vendor’s liability in respect of any claim by the Purchaser for any breach of any Environmental Warranty, will be reduced or extinguished (as the case may be), to the extent that the claim has arisen as a result of any act or omission after the Transfer Date by or on behalf of the Purchaser or by or on behalf of the Company;

Purchase and Sale Agreement
(e)	if after the Vendor has made any payment to the Purchaser for any claim for any breach of any Environmental Warranty the Purchaser or the Company receives any benefit or credit by reason of matters to which the claim relates and if that benefit or credit is received by the Purchaser or the Company on or before the third anniversary of the Environmental Claim Cut-Off Date, then the Purchaser must immediately repay to the Vendor a sum corresponding to the amount of the payment or (if less) the amount of the benefit or credit;

(f)	the Purchaser is not entitled to make a claim for any breach of any Environmental Warranty, and the Vendor will not be liable to make any payment (whether by way of damages or otherwise) to the Purchaser for any claim for any breach of any Environmental Warranty:
(i)	where the claim is as a result of any legislation not in force at the date of this Agreement, including legislation which takes effect retrospectively; or

(ii)	where the claim is as a result of or in respect of a change in the judicial interpretation of the law in any jurisdiction after the date of this Agreement;
(g)	the Purchaser is not entitled to make a claim for any breach of any Environmental Warranty, and the Vendor will not be liable to make any payment (whether by way of damages or otherwise) to the Purchaser for any claim for any breach of any Environmental Warranty, to the extent that adequate reserves, provisions or accruals were made or provided for by the Company in respect of that matter in the Completion Accounts;

(h)	the Purchaser is not entitled to make a claim for any breach of any Environmental Warranty, and the Vendor will not be liable to make any payment (whether by way of damages or otherwise) to the Purchaser for any claim for any breach of any Environmental Warranty, to the extent that the Purchaser or the Company recovers from a person other than the Vendor in respect of any loss or damage arising out of the claim whether by way of contract, indemnity or otherwise, provided that where the Purchaser or the Company has the right to claim an indemnity against or otherwise recover from a third person but fails or declines to recover its losses or damages from such third person, the Vendor may subrogate itself to that right by claiming the indemnity against or recovering from the third person in the name of the Purchaser or the Company (as applicable) and the Purchaser and the Company (as applicable) must fully co-operate with the Vendor (including providing access to documentation and officers and employees) to facilitate the Vendor exercising that right, and the Vendor must reimburse the Company for all expenses reasonably incurred by it (including legal and other professional fees) in so doing; and

(i)	the Purchaser is not entitled to make a claim for any breach of any Environmental Warranty, and the Vendor will not be liable to make

Purchase and Sale Agreement
any payment (whether by way of damages or otherwise) to the Purchaser for any claim for any breach of any Environmental Warranty, to the extent that the claim is as a result of any amendment or change to the zoning of any Premises from the zoning at the date of this Agreement.
7.4	Purchaser’s release of Vendor
Except in relation to the Environmental Warranties or as otherwise provided in Clauses 1.1, 5.2, 7.1, 7.2, 7.5, 7.6, 7.7, 7.8 or 8.1 of this Agreement, on and from the Transfer Date the Purchaser irrevocably releases and waives any right to take any action or make any claim or demand against the Vendor in relation to or in connection with the presence of any Contamination in, on, under or migrating from any of the Premises.
7.5	Notification of Authorities
(a)	The Vendor and the Purchaser must not, and the Purchaser shall procure that the Company does not, voluntarily notify or initiate communications with any Authority or third party potential claimant in respect of any Contamination in, on or under or migrating from any of the Premises, but if the Vendor, the Purchaser or the Company is subject to any enforceable obligation to so notify, or has to respond to a communication initiated by any Authority or third party potential claimant, the Vendor or the Purchaser, as applicable, (the Notifying Party) must as soon as reasonably practicable:
(i)	notify the other of that proposal or obligation;

(ii)	consult with the other concerning the terms of any such notification or communication (including giving due and proper consideration to all submissions made by or on behalf of the other in respect of the subject matter of the notification or communication and, as far as reasonably practicable, taking all steps to avoid any liability of any party arising under this Agreement); and

(iii)	cooperate with the other in good faith so that the other is able to participate as fully as reasonably practicable with the Notifying Party in all notifications to or communications with any Authority or third party potential claimant in that regard and continue to consult with the other concerning all actions taken by the Notifying Party in respect of the subject matter of the notification or communication.
(b)	Without limiting Clause 7.5(a), the Vendor and the Purchaser each must keep the other informed of any material communications with any Authority or third party potential claimant concerning Contamination or suspected Contamination in, on, under or migrating from any of the Premises.

(c)	Nothing contained in this Clause 7.5 shall prevent the Vendor or the Purchaser from complying with any obligations or requirements

Purchase and Sale Agreement
under any Environmental Law or other legal or contractual obligations that, in the reasonable opinion of the party making the notification or disclosure referred to in Clause 7.5(a), is required.
7.6	Indemnity for breach of Environmental Warranties
(a)	Subject to Clauses 5, 6, 7.3 to 7.5 (each inclusive) 7.7, 8 and this Clause 7.6, and except as expressly consented to in writing by the Purchaser, the Vendor agrees to indemnify the Purchaser against all claims, losses, costs or expenses (including costs or expenses associated with any litigation in relation to Environmental Liabilities against the Company) suffered or incurred by the Purchaser or the Company as a result of any Environmental Warranty not being correct in all material respects when given.

(b)	Despite any other provision of this Agreement (including paragraph (a) of this Clause 7.6), the Purchaser is not entitled to make a claim for breach of any representation, warranty or obligation, or in respect of any indemnity, and the Vendor will not be liable to make any payment (whether by way of damages or otherwise) to the Purchaser for any claim for any breach of any representation, warranty or obligation, or in respect of any indemnity, to the extent that such claim or payment is for or in respect of any consequential or indirect loss or damage (including loss of profits, loss of opportunity or costs of business interruption) suffered or incurred by the Purchaser or any other member of the InterOil Group (including the Company).

(c)	If consequential or indirect loss or damage suffered by a person other than the Purchaser or any other member of the InterOil Group (including the Company) constitutes or forms part of loss or damage in respect of which, despite paragraph (b) of this Clause 7.6, the Purchaser is entitled to make a claim for breach of any representation, warranty or obligation, or in respect of any indemnity, then nothing in paragraph (b) of this Clause 7.6 will be read or construed as limiting or qualifying the entitlement of the Purchaser to make such claim in respect of such third party or parties’ loss or damage.
7.7	Environmental Warranties to cease on disposal of Premises
(a)	The Environmental Warranties and the indemnity in Clause 7.6 will cease to apply, and the Purchaser will cease to be entitled to make any claim for or in respect of any breach of any Environmental Warranty (including any claim under Clause 7.6), in respect of Premises upon the sale, transfer or other disposal by the Company of its proprietary interest in the applicable Premises.

(b)	Paragraph (a) of Clause 7.7 does not apply to the extent:
(i)	that a claim has been made by the Purchaser in respect of particular Premises pursuant to Clause 7.1 or Clause 7.6 prior to the time at which the Company sells, transfers or otherwise disposes of its proprietary interest in those Premises; or

Purchase and Sale Agreement
(ii)	the Company has sold, transferred or otherwise disposed of its proprietary interest in particular Premises in order to comply with a condition imposed by the ICCC as part of its authorisation to the Purchaser in respect of the acquisition of the Shares by the Purchaser and either:
(A)	the ICCC has directed or otherwise compelled the sale, transfer or other disposal of the Company’s proprietary interest in those particular Premises; or

(B)	if the ICCC has not directed or otherwise compelled the sale, transfer or other disposal of the Company’s proprietary interest in those particular Premises, for the most recent period of 12 months’ continuous operation preceding the time at which the Company first commenced to sell, transfer or otherwise dispose of its proprietary interest in those particular Premises, the Economic Return derived by the Company from the business conducted by the Company at those Premises was the lowest Economic Return derived by the Company from the conduct of business conducted by the Company at all of the Premises during that period (or, if the proposed sale, transfer or other disposal is in respect of more than one Premises, the Economic Return derived by the Company from each of the businesses conducted by the Company at each of those Premises that the Company is disposing of or intends to dispose of during the most recent period of 12 months’ continuous operation was lower than the Economic Return derived by the Company from the conduct of business at each of its other Premises during that period).
7.8	Vendor’s right to undertake remediation works
(a)	The Purchaser acknowledges that the Vendor or other members of the Shell Group have undertaken environmental assessments of the sites described in Schedule 8 and that it is the intention of the Vendor to procure that further environmental assessment of certain of those sites is undertaken in accordance with the procedures set out in Schedule 8 prior to the Transfer Date.

(b)	The Purchaser agrees to procure the Company to permit any member or members of the Shell Group (and their respective officers, employees, agents and contractors) to have all reasonable access required by them up to the Environmental Claim Cut-Off Date to all or any of the sites described in Schedule 8 for the purpose of undertaking Remediation Works at such sites. The Purchaser acknowledges that the undertaking of Remediation Works may involve the destruction, dismantling and removal of fixtures, equipment and other assets on the sites and agrees to procure the Company to permit all such works to be undertaken as reasonably

Purchase and Sale Agreement
required by the relevant member of the Shell Group, subject to the replacement or restoration of all fixtures, equipment and other assets on the sites affected by such works.
(c)	The Vendor agrees to indemnify the Purchaser against all claims, losses, liabilities, costs and expenses suffered or incurred by the Purchaser or the Company as a result of the undertaking of all such Remediation Works by members of the Shell Group but this indemnity does not extend to include, and the Purchaser is not entitled to make any claim in respect of, any consequential or indirect loss or damage suffered or incurred by the Purchaser or any other member of the InterOil Group (including the Company) as a result of or in connection with such Remediation Works being undertaken.
8.	Statutory actions and third party claims

8.1	Procedure when a third party claim is made
If a claim or demand of any kind is made by any person against the Purchaser or the Company which would or might result in a loss, liability, cost or expense for which the Vendor may be liable or responsible under this Agreement then:
(a)	the Purchaser, within 30 days after the making of that claim or demand against it or the Company, must give notice of the claim or demand to the Vendor;

(b)	the Vendor may within 60 days after receipt of that notice either:
(i)	pay to the Purchaser or the Company sufficient funds to satisfy or pay the claim or demand; or

(ii)	by notice to the Purchaser direct the Purchaser or the Company not to satisfy or pay the claim or demand in whole or in part but at the expense and direction of the Vendor to take such action (including legal proceedings) as the Vendor reasonably may direct to avoid, dispute, defend, appeal or compromise the claim or demand and any adjudication of it and the Vendor must also pay to the Purchaser or the Company sufficient funds in sufficient time to pay all reasonable costs and expenses of the action directed by the Vendor; or

(iii)	by notice to the Purchaser direct the Purchaser or the Company not to satisfy or pay the claim or demand in whole or in part and the Vendor, at its expense, and in its own name or in the name of (as applicable) all or any of the Purchaser or the Company, may take such action (including legal proceedings) as the Vendor reasonably considers necessary or desirable to avoid, dispute, defend, appeal or compromise the claim or demand and any adjudication of it; and

Purchase and Sale Agreement
(c)	if the Vendor gives notice to the Purchaser under Clause 8.1(b)(ii) or (iii), the Purchaser must comply and must procure the Company to comply with the directions of the Vendor so given and the Purchaser must procure that the Vendor is given all such access to the books, records, registers, returns and other documents and papers, and to the officers and employees, of the Purchaser or the Company (as applicable) as the Vendor reasonably requires in order properly to exercise its rights under Clause 8.1(b)(ii) or (iii) (as applicable).

(d)	Notwithstanding the foregoing provisions of this Clause 8.1, the failure to notify the Vendor of any claim or demand as required by this Clause 8.1 shall not of itself relieve the Vendor from any liability that it may have to the Purchaser pursuant to this Agreement except tot the extent of any actual prejudice to the Vendor resulting from the Purchaser’s failure.
8.2	Other warranties and conditions excluded
All warranties and conditions which would otherwise be implied in this Agreement are excluded to the maximum extent permitted by law and the Vendor disclaims all liability in relation to them to the maximum extent permitted by the law. The Purchaser acknowledges that neither the Vendor nor any person acting on its behalf has made any representation or given any warranty in relation to the Company other than the Warranties and the Environmental Warranties.
9.	Obligations of the Vendor prior to the Transfer Date
Prior to the Transfer Date, except as expressly disclosed in or contemplated by this Agreement or any other Transaction Document or consented to by the Purchaser, the Vendor must procure that:
(a)	the business of the Company is conducted only in the ordinary course, consistent with past practice, which includes the maintenance of all existing insurance policies;

(b)	the Assets are maintained and kept in good working order (having regard to their condition at the date of this Agreement), fair wear and tear excluded;

(c)	the Company will not merge or consolidate with any other corporation or acquire any of the shares or the business or assets of any other person, firm, association, corporation or business organisation, or agree to do any of the foregoing;

(d)	no change is made to the constituent documents of the Company;

(e)	the Company will not allot or issue any shares or any securities or loan capital convertible into shares, or purchase, redeem, retire or acquire any such shares or securities, or agree to do so, or sell or give any option, right to purchase, mortgage, charge, pledge, lien or other form of security or encumbrance over any such shares or securities;

Purchase and Sale Agreement
(f)	the Company will not enter into a material capital commitment or, other than in the ordinary course of business, dispose of or deal with any property, plant or equipment of the Company;

(g)	the Company will not dispose of or deal with any property, plant or equipment of the Company in the ordinary course of business except to the extent that all such disposals or other dealings have an aggregate market value of less than K250,000;

(h)	the Company will not enter into or terminate any contract or commitment or engage in any activity or transaction not in the ordinary course of business;

(i)	the business of the Company is conducted so as to comply in all material respects with all applicable laws and regulations;

(j)	the business of the Company continues to be conducted in accordance with applicable health, safety and environment standards of the Shell Group;

(k)	any necessary consents from any of the Commercial Lessors to the sale of the Shares is obtained; and

(l)	any dividend declared by the Company is paid by the Company on or prior to the Transfer Date.
Nothing in this Clause 9 or Clause 10 applies to or in relation to any of the Excluded Assets.
10.	Rights of the Vendor prior to Transfer Date

10.1	Minor acquisitions and dispositions of Assets
Despite Clause 9, in the period prior to the Transfer Date the Vendor may permit the Company to:
(a)	make any Minor disposition of any property, plant or equipment in the ordinary course of business and for full market value (provided that the Vendor complies with limits specified in paragraph (g) of Clause 9 and the consideration received by the Company for such assets is either retained by the Company until Completion or applied by the Company pursuant to paragraph (b) or Clause 10.2(a) ; or

(b)	make any Minor acquisition of any property, plant or equipment in the ordinary course of business at market value.
10.2	Material acquisitions and expenditures
(a)	Despite Clause 9 and subject to paragraph (b) below, in the period prior to the Transfer Date, the Company may undertake material acquisitions of assets or expenditure provided that such assets or the product of such expenditure forms part of the Assets at the Transfer Date.

Purchase and Sale Agreement
(b)	Prior to any material acquisition or material expenditure being undertaken by the Company in the period prior to the Transfer Date, the Vendor and Purchaser must negotiate in good faith with a view to agreeing whether that material acquisition or expenditure should be made and, if so, an appropriate adjustment to the financial arrangements between them.
11.	Completion

11.1	Completion place
Subject to each of the conditions precedent set out in Clause 12.1 having been satisfied or waived, completion of the sale and purchase of the Shares will take place on the Transfer Date at the offices of the Vendor’s solicitors in Melbourne, Australia or at any other place as the Vendor and the Purchaser may agree.
11.2	Obligations of Vendor on Completion
Subject to each of the conditions precedent set out in Clause 12.1 having been satisfied or waived, on the Transfer Date the Vendor must:
(a)	ensure that a duly convened board meeting of the Company is held at which a quorum of directors is present and acting throughout at which:
(i)	such persons as the Purchaser may nominate by notice to the Vendor are appointed as directors of the Company, subject to the receipt of duly signed consents to act of such persons;

(ii)	such persons as the Purchaser may nominate by notice to the Vendor are appointed as the secretaries and public officers of the Company, subject to the receipt of duly signed consents to act of such persons;

(iii)	the signatories of any bank account maintained by the Company are changed to those specified in writing by the Purchaser;

(iv)	such persons as the Purchaser or Vendor may nominate by notice to the other party resign as directors, secretaries and public officers of the Company; and

(v)	the transfer of the Shares to the Purchaser (subject to the payment of stamp duty on the instruments of transfer which must be borne by the Purchaser), the cancellation of the existing share certificates for the Shares and the sealing and delivery by the Company to the Purchaser of new share certificates for the Shares in the name of the Purchaser are each approved;
(b)	deliver to (or at the direction of) the Purchaser the minute books, statutory books and registers, books of account, financial records,

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asset register, copies of taxation returns and other documents and papers for the seven years prior to the Transfer Date, and any common seal, duplicate seal or official seal, of the Company; and
(c)	deliver to the Purchaser duly executed instruments of transfer of the Shares in favour of the Purchaser together with the share certificates relating to the Shares.
11.3	Payment of Estimated Purchase Price
Subject to each of the conditions precedent set out in Clause 12.1 having been satisfied or waived, on the Transfer Date the Purchaser must:
(a)	pay the Estimated Purchase Price (less the amount of the deposit already paid by the Purchaser under Clause 3.2) to the Vendor; and

(b)	if the Company has not already done so, ensure that the Company delivers to the Vendor a duly executed counterpart of the SPNG Deed of Acknowledgement & Release.

11.4	Obligations of Purchaser and Company after Completion

(a)	The Purchaser undertakes that for a period of not less than 12 months after the Transfer Date, the terms and conditions of employment (including any right, entitlement or legitimate expectation of any officer or employee with respect to the implementation of a salary review and/or the payment of any bonus) of the officers and employees of the Company at the Transfer Date that the Company, in its sole discretion, elects to continue to employ, will be observed and applied by the Company to such of those persons who were officers or employees of the Company at the Transfer Date and remain officers or employees of the Company after the Transfer Date.

(b)	The Vendor agrees that, if requested to do so by the Purchaser or the Company, the Vendor will procure the applicable employer member of the Shell Group to second to the Company for a period of 6 months after the Transfer Date each of the persons who at the date of this Agreement holds or occupies the position with the Company of General Manager, Finance Manager and Operations Manager (together, the seconded employees). Paragraph (a) of this Clause 11.4 will apply to and in respect of the seconded employees as if the seconded employees each were an officer or employee of the Company. The Vendor agrees that if a seconded employee resigns or retires from service with the Shell Group during that period of 6 months after the Transfer Date, the Vendor will use all reasonable endeavours to second an appropriately experienced and qualified employee of the Shell Group to the Company for the balance of that period of 6 months (and paragraph (a) of this Clause will apply accordingly to any such replacement secondee as if that replacement secondee were an officer or employee of the Company).

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12.	Conditions precedent to Completion

12.1	Conditions precedent
Each of the following is a condition precedent to Completion and, subject to Clause 12.2, Completion will not take place unless and until:
(a)	the ICCC has formally granted an authorisation to the Purchaser in respect of the acquisition of the Shares by the Purchaser on conditions (if any) approved by the Purchaser and, to the extent such conditions affect the Vendor, the Vendor; and

(b)	each party to a Transaction Document has obtained all Authorisations from:
(i)	the Central Bank of Papua New Guinea;

(ii)	the Commissioner General of Taxation; and

(iii)	the Papua New Guinea Investment Promotion Authority,
necessary to be obtained by it to execute, and perform its material obligations under, each such document to which it is a party.
12.2	Conditions precedent exist for the benefit of the parties
(a)	The conditions precedent set out in Clause 12.1 are for the joint benefit of both the Vendor and the Purchaser.

(b)	A condition precedent set out in Clause 12.1 may be waived (in whole or in part) only in writing by the parties jointly by notice.
12.3	Parties must cooperate
Each party must cooperate with the other and do all things reasonably necessary to procure that each of the conditions precedent set out in Clause 12.1 is satisfied.
12.4	Specific obligations of cooperation
Without limiting the generality of Clause 12.3:
(a)	the Vendor and the Purchaser must, and the Vendor must cause the Company to, make all necessary and appropriate applications and supply all necessary and appropriate information for the purpose of enabling each of the conditions precedent set out in Clause 12.1 to be satisfied.

(b)	the Vendor and the Purchaser must not withdraw or procure the withdrawal of any application made or information supplied under paragraph (a) of this Clause 12.4; and

(c)	the Vendor and the Purchaser must, and the Vendor must cause the Company to, supply to each other copies of all applications made and all information supplied for the purpose of enabling each of the conditions precedent set out in Clause 12.1 to be satisfied.

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13.	Adjustments to the Estimated Purchase Price

13.1	Completion Accounts
The Vendor must as soon as reasonably practicable after the Transfer Date (and, in any event, within 20 Business Days after that date) prepare financial statements for the Company as at the Transfer Date (Completion Accounts):
(a)	in the format of the Year End Accounts; and

(b)	in accordance with the Accounting Principles.
The Purchaser acknowledges that the Vendor will be dependent upon the Company’s officers and employees to prepare or to assist in the preparation of the Completion Accounts and the Purchaser must procure for the Vendor the full co-operation of the Company’s officers and employees for this purpose. The Purchaser further acknowledges that the Vendor will require full and free access to the books, records, registers, returns and other documents and papers of the Company for the preparation of the Completion Accounts and the Purchaser must procure such access for the Vendor.
13.2	Review by Auditor
(a)	The Vendor must deliver the Completion Accounts (together with all of the Vendor’s working papers) to a member firm of one of the international firms of auditors set out in Schedule 2 (the Auditor) within two Business Days of their preparation under Clause 13.1.

(b)	The Vendor must procure that the Auditor performs a review (or other procedure agreed between the Vendor and the Purchaser) of the Completion Accounts and reports in writing (attaching a copy of the Completion Accounts) to the Vendor and the Purchaser within 180 days after the date of receipt of the Completion Accounts under paragraph (a) either that:
(i)	the Completion Accounts have been drawn up in accordance with this Clause 13 and no adjustments to the Completion Accounts need to be made; or

(ii)	the Completion Accounts need to be adjusted (in which case the Auditor must also set out in writing the adjustments that need to be made to the Completion Accounts) to comply with this Clause 13.
(c)	The costs and expenses of the Auditor in performing the review or other agreed procedures must be borne equally by the Purchaser and the Vendor.
13.3	Access to information
The Vendor and the Purchaser must in connection with the performance of the review by the Auditor:

Purchase and Sale Agreement
(a)	provide or ensure the provision of all information and assistance which may be requested by the Auditor; and

(b)	permit the Auditor and its representatives to have access to and take extracts from or copies of any books, accounts or other records relating to the Company in its possession, custody or power.
13.4	Parties’ response to review
(a)	If the Completion Accounts:
(i)	as confirmed by the Auditor under Clause 13.2(b)(i); or

(ii)	as adjusted by the Auditor under Clause 13.2(b)(ii),
are not disputed by the Vendor or the Purchaser by notice under Clause 13.5 prior to the Adjustment Date, they will be taken to be final.
(b)	If the Completion Accounts:
(i)	as confirmed by the Auditor under Clause 13.2(b)(i); or

(ii)	as adjusted by the Auditor under Clause 13.2(b)(ii),
are disputed by the Vendor or the Purchaser by notice under Clause 13.5 prior to the Adjustment Date, the dispute will be determined under Clause 13.5.
13.5	Dispute resolution procedure
(a)	If there is any difference of opinion or dispute between the Vendor and the Purchaser regarding the Completion Accounts, the Vendor or the Purchaser (Disputing Party) may give a notice (Dispute Notice) to the other party prior to the Adjustment Date setting out:
(i)	details of each of the matters in dispute;

(ii)	a separate dollar value for each of those matters; and

(iii)	full details of the reasons why each of those matters is disputed.
(b)	A Disputing Party may only give one Dispute Notice.

(c)	Within 20 Business Days of the Disputing Party having delivered a Dispute Notice to the other party, the other party must deliver to the Disputing Party a response in writing on the disputed matters (Response). If the other party does not deliver a Response within that time, the Completion Accounts will be deemed to be amended as required by the Disputing Party and will be taken to comprise the final Completion Accounts.

(d)	If the dispute is not resolved within 10 Business Days of the delivery of the Response to the Disputing Party, then the Disputing Party must promptly refer the dispute to the Managing Director (or their appointed nominee) of each of the Vendor and the Purchaser for them to attempt to resolve the dispute.

Purchase and Sale Agreement
(e)	If the Managing Directors (or their appointed nominees) have not resolved the dispute within 10 Business Days of it being referred to them, the dispute must promptly be submitted for determination to an Expert who will determine the matter or matters in dispute.

(f)	The disputed matters must be referred to the Expert by written submissions from the parties which must include only:
(i)	the Completion Accounts (together with any working papers);

(ii)	the report issued by the Auditor under Clause 13.2;

(iii)	the Dispute Notice;

(iv)	the Response; and

(v)	an extract of the relevant provisions of this Agreement.
(g)	The Expert must also be instructed to decide the matters of disagreement and finish its determination and provide it to the Vendor and the Purchaser no later than 20 Business Days after receipt of the submissions (or such other period agreed by the parties having regard to the matters in dispute).

(h)	The parties must promptly supply the Expert with any information, assistance and co-operation requested in writing by the Expert in connection with its determination. All correspondence between the Expert and a party must be copied to the other party.

(i)	The Expert must apply the Accounting Principles.

(j)	In the absence of agreement between the Vendor and the Purchaser, the Expert will decide the procedures to be followed to resolve the matters of disagreement.

(k)	The Expert must act as an expert and not as an arbitrator. The Expert’s written determination will be final and binding on the parties in the absence of manifest error and the Completion Accounts will be deemed to be amended accordingly and will be taken to comprise the final Completion Accounts.

(l)	The cost of a determination by the Expert must be borne by the Vendor and the Purchaser in such manner as the Expert determines (having regard to the merits of the dispute).
13.6	Dispute limit
Despite any other provision of this Agreement, neither party is entitled to dispute the Completion Accounts unless the total amount disputed is greater than K10,000.
13.7	Payment of Adjustment Amount
(a)	If the amount of the Net Current Assets of the Company set out in the Completion Accounts exceeds the amount of the Net Current Assets of the Company set out in the Year End Accounts by more than K500,000, then the Purchaser must pay the amount of that

Purchase and Sale Agreement
excess to the Vendor by way of an addition to the Estimated Purchase Price.
(b)	If the amount of the Net Current Assets of the Company set out in the Completion Accounts is less than the amount of the Net Current Assets of the Company set out in the Year End Accounts by more than K500,000, then the Vendor must pay the amount of that deficiency to the Purchaser by way of repayment of part of the Estimated Purchase Price.
13.8	Payment Date
(a)	If the Completion Accounts are not disputed by the Purchaser or the Vendor prior to the Adjustment Date, the amount payable pursuant to Clause 13.7, plus simple interest on that amount from (and including) the Transfer Date to (and including) the date of payment calculated daily at the rate per annum which is the sum of the Interest Rate and a margin of 3%, must be paid to the Vendor or the Purchaser (as the case requires) within five Business Days after the Adjustment Date.

(b)	If the Completion Accounts are disputed by the Purchaser or the Vendor prior to the Adjustment Date, the portion of the amount payable pursuant to Clause 13.7 not in dispute, plus simple interest on that amount from (and including) the Transfer Date to (and including) the date of payment calculated daily at the rate per annum which is the sum of the Interest Rate on the date of payment and a margin of 3%, must be paid to the Vendor or the Purchaser (as the case requires) within five Business Days after the Adjustment Date and the balance of the amount payable pursuant to Clause 13.7, plus simple interest on that amount from (and including) the Transfer Date to (and including) the date of payment calculated daily at the rate per annum which is the sum of the Interest Rate on the date of payment and a margin of 3%, must be paid to the Vendor or the Purchaser (as the case requires) within five Business Days after the date upon which the dispute is determined by the Expert or otherwise resolved by the parties.
14.	Change of Name

14.1	Change of Name
(a)	Prior to the Transfer Date:
(i)	the Purchaser must apply to the Registrar of Companies under the Companies Act for reservation of a new name for the Company (being a name that does not include the word ‘Shell’ or any similar word or any mark or logo of the Shell Group (or any member of it)) (the new name) and must notify the Vendor of the reservation of that new name; and

(ii)	the Vendor must:

Purchase and Sale Agreement
(A)	pass a special resolution resolving to change of the name of the Company to the new name; and

(B)	apply to the Registrar of Companies under the Companies Act for approval of the change of name of the Company to the new name.
(b)	After Completion, the Purchaser must implement the branding and debranding program set forth in Schedule 9 and, except in accordance with that program, must ensure that the Company does not carry on any business using the name ‘Shell’ or any similar word or any mark or logo of the Shell Group (or any member of it). The Vendor and the Purchaser must bear the costs of that branding and rebranding program as contemplated in Schedule 9. Without limiting the obligations of the Purchaser under this Clause 14, the Purchaser, if requested by the Vendor so to do from time to time within the period of 6 months after the Transfer Date, must procure that the Company and any other applicable member of the InterOil Group and their respective agents, contractors, representatives or dealers grants to any nominated member or members of the Shell Group such access to any Premises in the possession or under the control of that person as may reasonably be required for the purpose of dismantling or removing any signage or other physical manifestation of the name “Shell” or any mark or logo of the Shell Group (or any member of it).

(c)	After Completion, the Purchaser must ensure that the Company does not create, send, distribute or enter into (as the case may be) any:
(i)	letter, envelope, facsimile, e-mail or other form of correspondence;

(ii)	advertising, sales or marketing material; or

(iii)	document, deed or agreement,
that includes the word ‘Shell’ or any similar word, or any mark or logo of the Shell Group (or any member of it).
15.	Ongoing access to corporate records
(a)	The Purchaser must ensure that the Vendor has an ongoing right of access during regular business hours of the Company after the Transfer Date, exercisable on reasonable notice by the Vendor, to the minute books, statutory books and registers, books of account, trading and financial records, copies of taxation returns and other documents and papers of the Company as the Vendor reasonably may require in connection with the exercise of its rights or the performance of its obligations under this Agreement or any other Transaction Document or in connection with the satisfaction or discharge of any obligation (whether imposed by statute, stock exchange or other financial market, or otherwise) of the Vendor or any member of the Shell Group. The Purchaser must furnish or must procure that the Company furnishes to the Vendor all such

Purchase and Sale Agreement
information concerning the Company as the Vendor may reasonably request and all such access to officers, employees and secondees of the Company as the Vendor reasonably may require in connection with the exercise of its rights or the performance of its obligations under this Agreement or any other Transaction Document.
(b)	The Vendor may make copies of any of the documents referred to in Clause 15(a).
16.	Confidentiality

16.1	Purchaser to keep information confidential
The Purchaser undertakes to the Vendor that prior to the Transfer Date it and its officers, employees, agents and advisers will keep entirely secret and confidential all information concerning the Company and the business of the Company and will not disclose, or cause or permit any of its Affiliates or their officers, employees, agents or advisers to disclose, the information to any person other than the Vendor or other members of the Shell Group and will not make any use of, or enable any other person to make use of, that information (other than as required by or for the purposes of the Transaction Documents) without the prior written consent of the Vendor.
16.2	No disclosure of purchase price or terms
Neither party may make any disclosure or public announcement in relation to the terms or conditions of this Agreement or the transactions contemplated by it without the prior consent of the other party.
16.3	Permitted disclosures
Clauses 16.1 and 16.2 do not apply to disclosure:
(a)	to the extent required in any proceedings arising out of or in connection with any Transaction Document;

(b)	to the extent required under a binding order of a court or any procedure for discovery in any proceedings;

(c)	to the extent required under any law or any rules of any applicable securities exchange or stock exchange;

(d)	as required or permitted under any Transaction Documents;

(e)	to legal advisors and consultants, who undertake to keep the information confidential;

(f)	to a bank or financial institution, provided that bank or financial institution undertakes to keep the information confidential and to use it only for bona fide purposes related to the actual or proposed provision of financial accommodation to a member or members of the InterOil Group (not including the Company) or a member or members of the Shell Group;

(g)	to any member of the Shell Group or of the InterOil Group; or

Purchase and Sale Agreement
(h)	to the extent information is already in the public domain (other than as a result of a breach of Clause 16.1 or 16.2).
The Vendor and the Purchaser agree to consult with each other, so far as it is reasonably practicable to do so, before making any disclosure pursuant to this Clause.
17.	Enurement
The provisions of this Agreement will enure for the benefit of and be binding on the parties and their respective successors and permitted substitutes and assigns and (where applicable) legal personal representatives.
18.	Disputes
(a)	Any dispute or difference between the Vendor and the Purchaser arising in connection with this Agreement will be submitted by the parties to arbitration in a location agreed between the Vendor and Purchaser (or failing such agreement will be submitted to arbitration in Melbourne) in accordance with, and subject to, the UNCITRAL Arbitration Rules.

(b)	Subject to any contrary provision in the UNCITRAL Arbitration Rules:
(i)	there must be three arbitrators, being one arbitrator appointed by the Purchaser, one arbitrator appointed by the Vendor and one arbitrator appointed independently by, and in accordance with, the rules of the relevant appointing and administering body;

(ii)	all three arbitrators must be present when a decision of the arbitrators is made and any decision supported by at least two of the three arbitrators will be final and binding on the parties to that dispute; and

(iii)	the language of the arbitration must be in English.
(c)	A party may commence proceedings or take any action it deems necessary in any jurisdiction (except in any State or territory of the United States of America) to enforce a decision of the arbitrators, whether pursuant to:
(i)	the general law or legislation of that jurisdiction;

(ii)	the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards 1958; or

(iii)	any other treaty making such enforcement possible.

Purchase and Sale Agreement
19.	Termination
(a)	The Vendor or the Purchaser may terminate this Agreement by notice in writing to the other if:
(i)	the conditions precedent set out in Clause 12.1 have not been satisfied or waived on or before 31 March 2006; or

(ii)	if the conditions precedent set out in Clause 12.1 have been satisfied or waived, Completion has not occurred by the date which is the first Business Day of the seventh month following the month in which the last of the conditions precedent set out in Clause 12.1 to be satisfied or waived is satisfied or waived.
(b)	The Vendor or the Purchaser may terminate this Agreement by notice in writing to the other party if, prior to the Transfer Date:
(i)	the other party stops or suspends or threatens to stop or suspend payment of all or a class of its debts;

(ii)	the other party is insolvent (within the meaning of the law of such party’s formation);

(iii)	an administrator, controller, receiver, receiver and manager, trustee, mortgagee in possession or similar officer is appointed over, to or in respect of all or any of the assets or undertaking of the other party; or

(iv)	an order is made or a resolution is passed for the winding up, deregistration or dissolution of the other party or for it to enter an arrangement, compromise or composition with or assignment for the benefit of its creditors, a class of them or any of them.
(c)	Nothing in this Clause limits or restricts any termination of this Agreement by the Vendor pursuant to paragraph (b) of Clause 5.2.

(d)	If this Agreement is terminated prior to the Transfer Date for any reason, the amount paid by the Purchaser to the Vendor under Clause 3.1(b) must be repaid in full by the Vendor to the Purchaser.
20.	Costs and stamp duty
(a)	Each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

(b)	All stamp duty and registration fees (including fines, penalties and interest) which may be payable on or in connection with this Agreement and any instrument executed under this Agreement must be borne by the Purchaser.

Purchase and Sale Agreement
21.	Merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any such transaction.

22.	Assignment

The rights and obligations of each party under this Agreement are personal. They cannot be assigned, encumbered or otherwise dealt with and no party may attempt, or purport, to do so without the prior written consent of all parties.

23.	Further assurances

Each party agrees to do all such things and execute all such deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Agreement and the transactions contemplated by it.

24.	Entire agreement

This Agreement contains the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings between the parties in connection with it.

25.	Waiver

No failure to exercise nor any delay in exercising any right, power or remedy by a party operates as a waiver. A single or partial exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

26.	Notices

Any notice, demand, consent or other communication (a Notice) given or made under this Agreement:
(a)	must be in writing and signed by a person duly authorised by the sender;

(b)	must be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:

Purchase and Sale Agreement

(i)	to the Vendor:	Shell Overseas Holdings Limited Shell Centre London, SE17NA England Attention: Company Secretary Fax No: +44 2079 3470 43; and Copy to:

The Shell Company of Australia Ltd 8 Redfern Rd East Hawthorn Victoria 3123 Attention: Company Secretary Fax No: +61 3 88234039; and

(ii)	to the Purchaser:	InterOil Corporation Suite 2, Level 2, Orchid Plaza, 79-88 Abbot Street, Cairns, QLD 4870, Australia Attention: General Counsel Fax No: +61 7 4031 4565; and
(c)	will be taken to be duly given or made:
(i)	in the case of delivery in person, when delivered;

(ii)	in the case of delivery by post two business days after the date of posting (if posted to an address in the same country) or seven business days after the date of posting (if posted to an address in another country);

(iii)	in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission had been made without error, but if the result is that a Notice would be taken to be given or made on a day which is not a business day in the place to which the Notice is sent or is later than 4.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

27.	Governing law and jurisdiction

This Agreement is governed by the laws of Victoria, Australia. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

Purchase and Sale Agreement
28.	Counterparts

This Agreement may be executed in any number of counterparts. All counterparts will be taken to constitute one instrument.

29.	Information Technology

The Vendor will ensure that at Completion the information technology infrastructure and applications enabling the day-to-day transactional operation of the Company are capable of carrying on the day-to-day transactional operation of the Company as a stand-alone entity after Completion. The Vendor and the Purchaser agree to share equally the cost of building this capability but the Purchaser is solely responsible for and for all costs and expenses of:
(a)	procuring the relevant licenses associated with enabling this capability; and

(b)	procuring, developing and integrating its own management information system (interface, hardware and software) required for the extraction and processing of transactional data into management reports.

Purchase and Sale Agreement
(Schedule 1 — Warranties)
Schedule 1
Warranties
Ownership of the Shares
1.	The Vendor:
(a)	is the beneficial owner, and the Vendor and TAPCL are the legal owners (unless TAPCL has transferred its legal ownership to the Vendor prior to Completion, in which case the Vendor is the legal owner), of the Shares free from all Security Interests; and

(b)	has full power and authority to transfer or to procure the transfer to the Purchaser of good legal and equitable title to the Shares free from all Security Interests.
Incorporation and Qualification
2.	The Company is duly registered and validly existing under the laws of Papua New Guinea and has full corporate power to own its assets and to carry on its business as now conducted.
3.	The constitution of the Company produced to the Purchaser at Completion and signed on behalf of the Vendor for the purposes of identification is the constitution of the Company incorporating all amendments made to it and including all resolutions affecting it. The constitution contains all details of the rights which attach to the Shares.
Shares
4.	There are no outstanding subscription agreements, options, rights or other analogous entitlements of any description to acquire from the Company any unissued shares or stock of any class of the Company, or any securities convertible into or exchangeable for or which otherwise confer on the holder of it any right (whether or not upon the happening of any contingency or after any lapse of time and whether or not upon the payment or delivery of any consideration) to acquire any unissued shares or stock of any class of the Company nor is the Company committed to grant or issue any such option, right or security.
5.	The Shares are the only issued shares in the capital of the Company and are validly issued and fully paid. The share register of the Company is an accurate record of the members of the Company and transfers of the Shares.
Assets
6.	The Assets, viewed as a whole, are generally suitable for the conduct of a domestic petroleum products distribution business in Papua New Guinea.
7.	The Assets are generally suitable for undertaking the activity for which they were constructed.

Purchase and Sale Agreement
(Schedule 1 — Warranties)
8.	All material entries made in the asset register of the Company referred to in Clause 11.2(b) were correct at the time such entries were made and, at the time details of Assets were entered in the asset register, those Assets were owned by the Company and were in existence at the location (if any) described in the asset register and have not been sold or transferred by the Company.
Leases
9.	The Company is the lessee under the State Leases described in Schedule 3 and, to the best of the Vendor’s knowledge after reasonable investigation, the Company holds its interest under the State Leases free from all competing interests (including sub-leases, licences and restrictive covenants except as disclosed in the instruments of State Lease or in Schedule 3 or in Schedule 5 or as would be disclosed by a search at the relevant land titles office).
10.	To the best of the Vendor’s knowledge after reasonable investigation, the Commercial Leases are all in good standing and, except as disclosed in Part A of Schedule 4 or in Schedule 5, there are no claims or disputes under or in relation to them in respect of which the Company may have any liability exceeding K10,000.
Subsidiaries
11.	The Company has no subsidiaries.
Accounts and Completion Accounts
12.	The Accounts have been and, subject to the Accounting Principles, the Year End Accounts and the Completion Accounts will be, prepared in accordance with accounting principles and practices generally accepted in Papua New Guinea and the Accounts do and, subject to the Accounting Principles, the Year End Accounts and the Completion Accounts will, comply with the requirements of the Companies Act and all other applicable statutes and regulations.
Solvency
13. The Company satisfies the solvency test within the meaning of the Companies Act.
Taxation
14.	Tax returns required by law to be lodged or filed by the Company have been duly lodged or filed.
15.	All Taxes as at the balance date of the Last Financial Year (other than those which may still be paid without penalty or interest and which are disclosed in the Accounts or the Year End Accounts) payable by the Company have been paid or adequate provisions, reserves or accruals for their payment (whether or not assessed) have been made or provided for in the balance sheet appearing in the Year End Accounts of the Company for that year.

Purchase and Sale Agreement
(Schedule 1 — Warranties)
16.	To the best of the knowledge of the Vendor after reasonable investigation, there are no outstanding disputes or Tax audits by or with the Commissioner.
17.	General of Taxation or any other authority or instrumentality or officer concerning the liability of the Company to any Tax.
Statutory Requirements
18.	The Company has observed and complied in all material respects with the provisions of all laws and regulations the non-compliance with which may have a material adverse effect on the conduct of its business.
Legal Proceedings
19.	To the best of the knowledge of the Vendor after reasonable investigation and except as disclosed in Schedule 5:
(a)	there is no suit, cause of action, proceeding, application, arbitration, claim or investigation current, pending or threatened in writing against the Company which may involve a claim for any judgment, decree, order or liability which is or may be materially prejudicial to the financial or trading condition or position of the Company;

(b)	no resolution has been passed for the winding up of the Company;

(c)	no resolution has been passed for the appointment of an administrator to the Company;

(d)	there is no unsatisfied judgment of a material amount against the Company; and

(e)	the Vendor is not aware of any facts, matters or circumstances which give any person the right to apply to wind up the Company or to appoint a controller, administrator, inspector or similar officer under the Companies Act in respect of the Company.
Employees
20.	To the best of the knowledge of the Vendor after reasonable investigation, the Company has no material liabilities outstanding to its employees other than as disclosed in or taken into account in the Accounts or as will be disclosed in or taken into account in the Year End Accounts or the Completion Accounts.
Material Agreements
21.	To the best of the knowledge of the Vendor after reasonable investigation, except as referred to in or contemplated by the Transaction Documents or as described in Part B of Schedule 4 or in Schedule 5, there are no material agreements relating to the business of the Company in respect of which the Company is in breach, or under which the Company is obliged to pay any amount or incur any liability exceeding K10,000 on termination or non-renewal, or which have an unexpired term exceeding 3 years from the Transfer Date. For the purpose of this warranty, States Leases and Commercial Leases do not constitute material agreements.

Purchase and Sale Agreement
(Schedule 2 — List of approved auditors)
Schedule 2
List of approved auditors
PricewaterhouseCoopers
KPMG
Deloitte
Ernst & Young

Purchase and Sale Agreement
(Schedule 3 — State Leases)
Schedule 3
State Lease and disclosures in relation to them

No	Name	Location	Region	COT	Landlord	Expiry	Rent	Underlying Interests	Comments
1	Lae Autoport (Coronation)	Lae	Mom/Hinds	Retail	State	8/3/2061	K2775	Unknown

2	Madang Autoport	Madang	Mom/Hinds	Retail	State	2/10/2052	K3940	Unknown	Part of the Madang terminal

3	Hohola Autoport	Port Moresby	NCD	Retail	State	2/7/2099	K3445	Unknown

4	Manu Autoport	Port Moresby	NCD	Retail	State	23/6/2064	K4320	Unknown

5	Waigani Autoport	Port Moresby	NCD	Retail	State	12/3/2090	K2550	Unknown

6	Badili Autoport	Port Moresby	NCD	Retail	State	11/3/2103	Nil	Unknown

7	Lae Installation	Lae	Mom/Hinds	Depot	State	28/2/2089	K16,795	Unknown

8	Madang Installation	Madang	Mom/Hinds	Depot	State	14/10/2052	K3,940	Unknown	Pipeline and hosting agreement with Mobil

9	Idubada Installation	Port Moresby	NCD	Depot	State	5/2/2095	K177	Unknown	Ongoing dispute with landowners. Pipeline agreement with Mobil

10	Kavieng Installation	New Ireland	NGI	Depot	State	25/2/2009 (Lot 8)	K50	Unknown	Pipeline lease @ K30.0 pa

						30/11/2003 (Lot 3)			The State Lease over Allotment 3 specifically provides that Lessee is not to assign or sublet the land without the Minister’s consent. Allotment 8 has no prohibitions specified in its State Lease.

Purchase and Sale Agreement
(Schedule 3 — State Leases)

No	Name	Location	Region	COT	Landlord	Expiry	Rent	Underlying Interests	Comments
11	Rabaul Installation	Rabaul	NGI	Depot	State	12/01/2104	K4000	Unknown	Pipeline license agreement with Mobil

12	Kimbe Installation	Kimbe	WNB	Depot	State	15/3/2071	K1100	Unknown	Pipeline and hosting agreement with InterOil Products Limited

13	Wewak Installation	Wewak		Depot	State	Unknown	Unknown	Unknown

14	Michael Sapau- Momote Av	Manus	NGI	Agent	State	24/2/2011	K30	Unknown

15	Bindon Plantations-Hagen	Mt Hagen	Mom/Hinds	Agent	State	5/8/2086	K350	Unknown

16	Kagamuga Aviation	Mt Hagen	Mom/Hinds	Agent	State	22/2/2065	K775	Premises subleased to agent, Wamp Nga.

Purchase and Sale Agreement
(Schedule 4 — Commercial Leases)
Schedule 4
Part A: Commercial Leases

No	Name	Location	Region	COT	Landlord	Comm	Expiry	Options	Index	Rent	Underlying Interests	Remarks
1	Faniufa Service Station	Goroka	Mom/Hinds	Retail	Obed Pupune	6/9/1993	5/9/2003	2X5	7% CPI	K25,246	Property is subleased to Bindon Plantations Pty Ltd. However, Bindon’s possession is on the basis of monthly tenancy as sublease term has expired.	SPNG may hold property on basis of monthly tenancy, with Lessor’s consent, upon expiry of Lease.

2	Goroka Autoport	Goroka	Mom/Hinds	Retail	Ela Motors	1/10/1997	29/9/2012	None	NA	K13,405	Ela Motors (BPT PNG Pty Ltd) is in possession of the premises pursuant to the unexecuted headlease.	Head Lease has not been executed. Lease provides that SPNG may hold property, with consent of Lessor, on basis of monthly tenancy after expiry of Lease. Lease also provides that BPT granted sublease over property simultaneously with execution of the Lease.

SPNG pays no rent, but receives netted off amount from sublease arrangements.

Purchase and Sale Agreement
(Schedule 4 — Commercial Leases)

No	Name	Location	Region	COT	Landlord	Comm	Expiry	Options	Index	Rent	Underlying Interests	Remarks
3	Kainantu Service Station	Kainantu	Mom/Hinds	Retail	Tyofi Investments	1/7/2000	30/6/2005	3X5	7% CPI	K99,461	Property subleased back to Lessor for a term of 5 years, expiring 31 March 2004.	Ministerial approval of head lease not yet obtained due to Lands Department losing Land Admin File. (SPNG’s lawyers presently seeking to rectify this.)

SPNG may hold the property on a monthly tenancy after the expiration of the Lease.

The Lease provides that SPNG may not assign or sublease the land without the prior written consent of the Lessor, which the Lessor may give subject to certain conditions.

4	Kimbe — Ela Motors	Kimbe	NGI	Retail	Ela Motors	1/10/1997	30/9/2012	None	7% CPI	K5,743	Lease provides that SPNG will grant a sublease of the property to Ela Motors (BPT PNG Pty Ltd) simultaneously with the execution of the head lease. Ela Motors in possession of premises pursuant to unexecuted head lease.	Unexecuted Lease. Lease provides that SPNG may not assign Lease or sublet property without prior written consent of Lessor. Shell pays no rent it receives the netted amount off sublease

5	Talina Service Station	Kimbe	NGI	Retail	NGIP	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	see schedule 5

6	West New Britain AP	Kimbe	NGI	Retail	B&D Patiliu	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	see schedule 5

7	Bugandi Autoport	Lae	Mom/Hinds	Retail	Sambure Pty Ltd	18/4/1994	17/4/2009	1X5	7% CPI	k28,546	Unknown	SPNG may hold property on basis of monthly tenancy upon expiry of Lease.

Purchase and Sale Agreement
(Schedule 4 — Commercial Leases)

No	Name	Location	Region	COT	Landlord	Comm	Expiry	Options	Index	Rent	Underlying Interests	Remarks
8	Four Mile Service Station	Port Moresby	NCD	Retail	Steamships Automotive P/L	1/1/2000	31/12/2002	1x3	7% CPI	K66,496	Premises are subleased to Kukundi Trading.	Lease provides that SPNG not to assign, part with possession of or sublease property without prior written consent of Lessor.

Provision for monthly rollover on expiry

To the best of my knowledge there is no formal lease agreement for this site. Due to the widening of the road part of this site (including a tank) is no longer on the property. Legal advice is currently being sought.

9	Konedobu Autoport	Port Moresby	NCD	Retail	Dadi Toka	10/4/1991	9/4/2011	2X5	CPI	K26,917	Unknown	Upon expiry, SPNG may hold property on a basis of monthly tenancy.

10	Highlander S/Station	Mt Hagen	Mom/Hinds	Retail	Moge Numbuga Milimb	1990	2010	Unknown	Unknown	Unknown	Unknown	Site reopened 21/10/2005. Rent now being paid.

11	Volcano Town (Turagil A/P — AQ Pty Ltd)	Rabaul	NGI	Retail	JD Enterprises	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown

Purchase and Sale Agreement
(Schedule 4 — Commercial Leases)

No	Name	Location	Region	COT	Landlord	Comm	Expiry	Options	Index	Rent	Underlying Interests	Remarks
12	Mt Hagen	Mt Hagen	Mom/Hinds	Depots	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown

13	Buka Aviation	Buka	NGI	Depots	OCA	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Situated on temp site

14	Kerema Aviation	Kerema	Papua	Depots	OCA	Unknown	Unknown	Unknown	Unknown	K392	Unknown

15	Tokua Airport	Kokopo	NGI	Depots	OCA	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Situated on temp site

16	Madang Aviation	Madang	Mom/Hinds	Depots	OCA	Unknown	Unknown	Unknown	Unknown	K552	Unknown	SPNG currently paying annual rentals to CAA however neither CAA or SPNG have copies of any lease.

17	Nadzab Airport	Nadzab	Mom/Hinds	Depots	OCA	Unknown	Unknown	Unknown	Unknown	K14,400	Unknown	SPNG currently paying annual rentals to CAA however neither CAA or SPNG have copies of the lease

18	Hoskins Airport	Hoskins	NGI	Depots	OCA	Unknown	Unknown	Unknown	Unknown	K4,650	Unknown	SPNG currently paying annual rental based upon a document referenced as 603 of which neither SPNG or CAA have copies.

19	Manus Aviation	Manus	NGI	Agents	CAA	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown

20	Trans Melanesian Marine	Port Moresby	NCD	Agents	RPYC	1-Jul-95	30-Jun-20	none	none	K1,500	Unknown	The existing arrangements was established by way of a letter dated 8 June 1995. There was no formal agreement. 25 years rent was prepaid in 1995

21	Tabubil Airfield Company operated	Tabubil	Papua	Agents	OTML	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Not classified as an airfield and is admin by Lands Dept. No other details of SPNG tenure are known.

22	Kavieng Airport	Kavieng	NGI	Unknown	OCA	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	SPNG currently paying annual rental based upon a document referenced as 46/622 of which neither SPNG or CAA have copies.

Purchase and Sale Agreement
(Schedule 4 — Commercial Leases)

No	Name	Location	Region	COT	Landlord	Comm	Expiry	Options	Index	Rent	Underlying Interests	Remarks
23	Wewak Av	Wewak		Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Bought from Mobil — status of transaction unknown

24	Kiunga Airport	Kiunga		Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown

Purchase and Sale Agreement
(Schedule 5 — Legal Proceedings)

				Max. Potential
Case	Address	Issue	Other Party	Liability	Provision?	Latest	Legal Firm Used	Outcome
PNG				$US’000	$US’000

Mobil Moitaka SC 767 of 2004 and WS 1442 of 1999	Port Moresby	SPNG taken to trial by Speko on the basis that they were misled by Shell in providing 15k worth of equipment towards a DODO site to be operated by Speko.	Speko	8	8 (contingent liability)	Speko won the court case and subsequent appeal by SPNG to the Supreme Court.	Posman Kua Aisi	supreme court ruled in favour of SPNG and dismissed Speko’s claims.

Manu/Gerehu	Port Moresby	Fairhaven ran two sites and racked up a debt after failing to pay rent and fuel	Fairhaven (Former dealer)	25	25 (Bad debt)	Fairhaven to be written off as bad debt. Directors have no assets (fully provisioned from 2003). US100k. Not worth pursuing and incurring legal costs.	Posman Kua Aisi

Waigani	Port Moresby	Narra as operator of Waigani on exiting site owed 25k for unpaid fuel and rent bills.	Narra (Former dealer)	8	8 (Bad debt)	Final documents being prepared for lawyers to press for full recovery of debt.	Posman Kua Aisi

Taraka	Lae	SPNG left site in mid 2001 before expiry of headlease at the end of 2001.Owner suing SPNG for damages to site and unpaid utility bills as well as loss of rent.	Site Owner (Details TBA)	15	No	Site owner wont allow SPNG on site to remove tanks. Requires all communications via lawyer.	Posman Kua Aisi

Hungo	Wewak	SPNG had a clause in the headlease arrangement with Francis Segenau to provide a 60m square shop. Hungo as operator brought out Segenau and took up the clause as well as claim for 26k for cost of site maintenance. Shell owed 14k in unpaid bills.	Hungo (Operator)	30	No	Intending to negotiate for tank cost replacement to settle out of court.	OBriens

Purchase and Sale Agreement
(Schedule 5 — Legal Proceedings)

				Max. Potential
Case	Address	Issue	Other Party	Liability	Provision?	Latest	Legal Firm Used	Outcome
West New Britain Autoport WS No 1402 of 1999	Kimbe	Malama workshop was KDR’d on a verbal deal. Malama operated site then decided that they were the rightful leaseholders on the property and began paying a lease to Patiliu the landowners. SPNG had a tripartite agreement with the Patilius to lease the prope	Malama (former dealer)	15	15	Site currently shut. Court case complete and ruling made.	OBriens	Decision that Plaintiff’s lease with Patilius is valid and enforceable. Plaintiff is entitled to rental payments in the sum of K30, 732. Plaintiff is liable to the Defendant in the sum of K60,000 in compensation for demolition of old Service station; Defendent to deliver possession of the Service Station to the Plaintiff forthwith;

Idubada Landowner Claim	1996	Some people have claimed to be the owners of a few portions of the tank farm area. Any problem landowners need to be addressed to the State. The traditional ownership of all the portions are before the courts at the moment and there is an injunction in place restraining Shell from paying any money to any landowners (one of the portions is still customary land — the tank farm) until the ownership of the land is determined.	Other land owners	20	20	So called landowners are still disputing the property of the land. Ownership study may take more than a year.

Purchase and Sale Agreement
(Schedule 5 — Legal Proceedings)

Max. Potential
Case	Address	Issue	Other Party	Liability	Provision?	Latest	Legal Firm Used	Outcome
WS No 48 of 1997	Port Moresby	Action for breach of Agreement. The plaintiff claims that Shell offered it a lease of Popondetta Service Station on a number of conditions. Plaintiff accepted all the terms and conditions of the offer however Shell did not contact the Plaintiff again and engaged another party to operate the service station. Claim for K269,742.00 and interest and costs.	GG Trading Pty Ltd			Last document on file — notice of intention to defend filed on 28 January 1997	Gadens

WS No 1765 of 2000	Hohola	The plaintiff brings this action against the defendent for loss and damage suffered as a result of the defendant’s alleged unlawful termination of a service station lease (“the agreement”) it had signed with the defendant. Claimed K22,884.26 and K25, 769.82 in respect of the Shell Card System and damages, interest and costs	Midland Holdings Limited			Both parties issued notices for discovery in 2001 and nothing else appears to have happened.	Posman Kua Aisi

WS No 974 of 2001		The Plaintiff brings this action against the defendant for allegedly breaching the terms and condtions of a contract entered into by the parties for the provision of transport services. K58, 936.00 plus interest and costs	Corporate Transport Niugini Limited			In October of 2003 the defendents issued notices to produce documents and to admit facts but nothing has been filed in response.	Posman Kua Aisi

WS No 893 of 2004	Western Province	Action by the Plaintiff to recover principal debt of k19, 228 for stevedoring and wharf services rendered to the defendant. Claimed K19,228, interest and costs.	North Fly Development Corporation			Promise by Mr R. Peni on 15 Sept. 04 to settle debt. Affidavit of service filed 10/12/04 stating that Notice of motion for default judgement served on the Defendant. Nothing else has happened since then.

Purchase and Sale Agreement
(Schedule 5 — Legal Proceedings)

Max. Potential
Case	Address	Issue	Other Party	Liability	Provision?	Latest	Legal Firm Used	Outcome
WS No 1285 of 2004	Port Moresby	Action by the Plaintiff for wrongful termination by the Defendant.	Albert Frank Tulia			Matter currently on foot. List of documents filed on 29/03/05.	Gadens

WS No. 1290 of 2004	East New Britain	The Plaintiffs challenge the validity of the lease agreements entered into with the defendant while the Shell has filed a cross claim to recover unpaid rental and to remove the cross defendants (Plaintiffs) from the premises.	Joe Bakom and Talina Autoport Ltd			Notice of motion filed by SPNG’s lawyers for default judgement to be entered against Plaintiff’s on the cross-claim and for Plaintiff’s action to be dismissed.	OBriens

Purchase and Sale Agreement
(Schedule 6 — Accounting Principles)
Schedule 6
Accounting Principles for preparation of the Completion Accounts
Part 1: General principles
The Completion Accounts must be prepared in accordance with the following accounting principles and methodology:
(a)	applying the principles, policies and rules set out in part 2 of this schedule;

(b)	subject to paragraph (a), in accordance with the accounting policies adopted by the Company in the preparation of its Year End Accounts, applied:
(i)	on a consistent basis and on the presumption that the Company continues as a going concern in the ordinary course; and

(ii)	consistently with the way they were applied in the preparation of the Year End Accounts; and
(c)	having no regard to the transactions contemplated by this Agreement or any plans of the Purchaser after Completion.
Part 2: Specific principles
1.	Net Current Assets shall be determined as follows:
(a)	Current assets, which shall be determined as per current practice in the Company’s management accounts and correspond to that figure calculated as the sum of that at lines 35 and 51 of the attached table 1, below (actual Q2, 05 shown as example only), MINUS

(b)	Current liabilities, which shall be determined as per current practice in the Company’s management accounts and correspond to that figure calculated at line 47 of the attached table 1, below (actual Q2, 05 shown as example only)
2.	The quantity of Inventory for purposes of calculating Net Current Assets will be determined at 11:59 p.m. on the day before the Transfer Date based on a physical stock take as of such date.
(a)	Inventory, for purposes of this Schedule, means all stock-in-trade (including, but not limited to, refined petroleum products) in use or intended for use in connection with the Company’s business, including items owned or paid for by the Company which are in transit to the Company or on consignment with any customer of the Company.

(b)	The unit price of each item of Inventory will be determined on a first in first out basis based on the import parity price (within the meaning of the Domestic Supply Agreement between InterOil Limited and the Company) for lifting of such Inventory from InterOil Limited refinery located at Napa Napa in the Port Moresby National Capital

Purchase and Sale Agreement
(Schedule 6 — Accounting Principles)
District and Central Province, Papua New Guinea, plus primary freight to seaboard terminals.
     Table 1: Company Management Accounts — Example

	Balance
Line Item	Sheet
4	USD mlns
5		Actual
6		2Q/2005
7
8	Fixed Assets	7.260

9
10	PP&E Opening Balance	25.715
11	Adj to OB	(0.181)
12	PP&E Additions	0.032
13	PP&E Sales IG Transfers Other Movts	(4.915)
14	PP&E CCTD Mov’t	(0.008)

15
16	PP&E Closing Balance	20.643

17
18	Acc. Depn Opening Balance	(17.842)
19	Adj to OB
20	Dep’n for the period	(0.286)
21	Acc. Depn Other Movts/ Adjustments
22	Acc. Depn Disposals	4.740
23	Acc. Depn CCTD Mov’t	0.005

24
25	Acc. Depn Closing Balance	(13.383)

26
27	Software Closing Balance	0.000

28
29	Stock	25.053
30	Trade Receivables	9.304
31	Intra Gp Receivables	0.261

Purchase and Sale Agreement
(Schedule 6 — Accounting Principles)

	Balance
Line Item	Sheet
32	Deferred Charges & Prepayments	1.472
33	Deferred Tax	1.757
34
35	Current Assets	37.847

36
37	Third Party Payables	(2.819)
38	FEC Reval’n
39	Interoil Creditor	(14.995)
40	Accruals	0.000
41	IG Payables	(1.833)
42	SCOA Payable	0.000
43	Payables Tax & Govt Duties	0.430
44	Provisions	(0.891)
45	Taxation Payable	(1.584)
46
47		(21.691)

48
49	Working Capital	16.156
50
51	Cash at Bank	(0.767)
52
53	Capital Employed	22.649
54
55	IG Financing — STCE
56
57	Other Long Term Assets
58
59	Net assets	22.649

60
61	Share Capital	4.879
62
63	Retained Earnings OB	41.456
64	Dividends
65	Other Movts
66	P&L for the period	2.482

Purchase and Sale Agreement
(Schedule 6 – Accounting Principles)

	Balance
Line Item	Sheet
67
68	Retained Earnings CB	43.938

69
70	CCTD OB	(26.164)
71	CCTD on Dividends
72	CCTD on Retained Earnings	(0.003)
73
74		(26.166)
75
76	Total Equity	22.651

Purchase and Sale Agreement
(Schedule 7 — Premises (land demised from the State)
Schedule 7
Part A: Premises (land demised from the State)

No	Name
1	Lae Autoport (Coronation)

2	Madang Autoport

3	Hohola Autoport

4	Manu Autoport

5	Waigani Autoport

6	Badili Autoport

7	Lae Installation

8	Madang Installation

9	Idubada Installation

10	Kavieng Installation

11	Rabaul Installation

12	Kimbe Installation

13	Wewak Installation

14	Michael Sapau -Momote Av

15	Bindon Plantations-Hagen

16	Kagamuga Aviation

Purchase and Sale Agreement
(Schedule 7 — Premises (land demised from the State)
Part B: Premises (land demised from persons other than the State)

No	Name	Location
1	Faniufa Service Station	Goroka

2	Goroka Autoport	Goroka

3	Kainantu Service Station	Kainantu

4	Kimbe — Ela Motors	Kimbe

5	Talina Service Station	Kimbe

6	West New Britain AP	Kimbe

7	Bugandi Autoport	Lae

8	Four Mile Service Station	Port Moresby

9	Konedobu Autoport	Port Moresby

10	Highlander S/Station	Mt Hagen

11	Volcano Town	Rabaul

12	Mt Hagen Installation	Mt Hagen

13	Buka Aviation	Buka

14	Kerema Aviation	Kerema

15	Tokua Airport	Kokopo

16	Madang Aviation	Madang

17	Nadzab Airport	Nadzab

18	Hoskins Airport	Hoskins

Purchase and Sale Agreement
(Schedule 7 — Premises (land demised from the State)

No	Name	Location
19	Manus Aviation	Manus

20	Trans Melanesian Marine	Port Moresby

21	Tabubil Airfield Company operated	Tabubil

22	Kavieng Airport	Kavieng

23	Wewak Airfield	Wewak

24	Kiunga Airport	Kiunga

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for Premises)
Schedule 8
Part A: Environmental Program — Process
Figure 1: Environmental Process Overview

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for Premises)
Figure 2: Environmental Process Steps Summary

TIER 1
PRELIMINARY ENVIRONMENTAL ASSESSMENT
Tier 1 is a screening level assessment across the entire portfolio.
WHICH SITES: ALL sites must undergo the Tier 1 Assessment. Exceptions to this are sites that for various reasons proceed directly to Tier 2 (Business as Usual).
WHY: The purpose of the Tier 1 assessment is to identify the majority of likely environmental risks, and to rank relative site risk across the entire Emperor portfolio. Tier 1 also provides the basis for environmental due diligence disclosure.
WHAT: Tier 1 Assessment consists of the following mandatory activities:
•	Complete a Preliminary Environmental Assessment (PEA) for all sites using information already available in the businesses;

•	Apply an Emperor-specific risk-ranking tool comprising a two step filter to identify relevant environmental risks and rank all sites as High, Medium or Low;

•	Identify any sites which are known or suspected not to comply with current environmental regulations, legislation or contractual agreements

•	Review the results for each site and if appropriate revise the risk ranking.
•	Identify any facilities where known or suspected issues or scenarios exist that may present higher risks than indicated by the PEA.

•	Identify any sites where known information indicates a lower risk than indicated by the PEA (eg groundwater flows away from the nearby water source).

•	Identify sites that are ranked high risk due to a lack of data in the PEA. IF the missing data can be obtained without using intrusive testing methods, consider obtaining the missing data and reviewing the ranking prior to proceeding to Tier 2.
•	Compile all information suitable for data room and full disclosure.
HOW: The Tier 1 assessment must be completed as per the requirements defined below.
WHAT NEXT: After completing the Tier 1 Assessment, proceed to Tier 2 Assessment if the site is ranked HIGH risk. If the site is ranked MED or LOW, no further action is required.

TIER 2
DETAILED
ENVIRONMENTAL
ASSESSMENT
Tier 2 is a site-specific targeted assessment to improve the quantity and/or quality of information at particular sites, using intrusive testing of soil &/or groundwater
WHICH SITES: Tier 2 is completed only for HIGH risk sites, or sites that for various reasons were taken directly to physical testing rather than undergoing a Tier 1 assessment.
WHY: The purpose of the Tier 2 assessment is to reduce uncertainty associated with the environmental condition of particular sites. This will allow a more accurate estimate of environmental exposures.
WHAT: Tier 2 Assessment consists of any or all of the following activities as appropriate:
•	Phase I environmental site assessment (ESA I) to determine the extent of soil and groundwater contamination;
•	Phase II environmental site assessment (ESA II) to further define the extent of soil and groundwater contamination where existing data may be out of date or inadequate;
At the completion of these activities, the site risk ranking must be re-assessed based on the new data. Site contaminant levels are compared with relevant Screening Levels, taken generally from the industry recognised guidelines of the World Health Organisation, the Dutch standards and Australian and New Zealand Environment and Conservation Council (ANZECC). The references for the derivation of these screening levels are detailed below. The site will be given a Tier 2 risk ranking of High or Compliant.

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for Premises)

WHAT NEXT: After completing the Tier 2 Assessment, proceed to Tier 3 if the site is ranked HIGH risk. If the site is ranked Compliant, no further action is required.

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for Premises)

TIER 3
RISK
MANAGEMENT
Tier 3 is site-specific targeted risk management to ensure that Shell’s potential future environmental liabilities are appropriately managed for higher risk sites.
WHICH SITES: An Environmental Risk Management Plan (ERMP) must be developed for all HIGH risk sites, either as individual sites, or in bundles appropriate to the transaction. ERMP may also be developed for other sites where additional risk management is considered appropriate such as those sites which are key to the transaction or portfolio, or where equipment has failed an EIT or visual inspection.
WHY: The objective of Tier 3 is to manage environmental risks appropriately.
WHAT: The ERMP must include any or all of the following:
•	Shell completes a detailed risk assessment and determines that the site may be transferred as is to the purchaser. Assessment is consistent with the international standard RBCA and follows the methods of the Australian Oil Industry Environmental Working Group (references below) ;

•	Equipment integrity tests (EIT) to determine if installed underground equipment could be the source of the identified contamination

•	Shell completes remediation of the site to a level suitable for continuation of the current use prior to handover;

•	Shell completes remediation of the site after handover to a level suitable for continuation of the current usewith sufficient access provided by the new owner;

•	The site is excluded from immediate disposal until Shell completes remediation of the site handover to a level suitable for continuation of the current use; and/or

•	The site is compartmentalized (this may involve sub-division or other contractual agreements with the purchaser) to separate areas of High risk (e.g. off-site plumes) from areas of lower risk, and these High risk areas must be dealt with as described above.
HOW: The ERMP method is consistent with Australian Oil Industry Environmental Working Group guidelines.
WHAT NEXT: After completing the Tier 3 Assessment, proceed to transaction stage.

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises
Environmental Risk Ranking Tool Tier 1
RER (relative environmental risk)
= risk of SOURCE being present x risk of RECEPTOR being impacted

Risk of a significant SOURCE being present is represented by the Facility Index (FI)	Risk of a sensitive RECEPTOR being impacted is represented by Potential Consequence Index (PCI)

FI = probability of contamination x severity of contamination	PCI = probability of impacting a receptor x sensitivity of the receptor

Probability (FIP )	Consequence (FIC )	Probability (PCIP )	Consequence (PCIC )

How likely is it that	How severe is the	How likely is it that a	How severe is that
there is contamination	contamination likely	receptor is	impact likely to be
at the site?	to be?	impacted?	(how sensitive is the
receptor)?

The following risk	The following risk	The following risk	The following risk
factors will be	factors will be	factors will be	factors will be
considered:	considered:	considered:	considered:

• Pressure pipelines (age & condition)	• Type of products stored at site	• Depth to groundwater	• Groundwater quality & use

• UST /semi-buried tank (age & condition)	• Throughput	• Distance to surface water	• Surface water quality & use

• Historical losses		• Soil type	• Adjacent land use

• Contamination			• Reputation issues

• Failed equipment
PEA Questionnaire for Tier 1 Tool (Filter 1) — choose the MOST correct response

Question		Responses for HIGH Risk		Responses for MED Risk		Responses for LOW Risk

FIP — How likely is it that there is contamination at the site?

•	What is the age & condition of any pressure pipelines at the site (including in off-site easements).	•	Pressure pipeline is > 10 years old and has not passed an integrity test in the last year	•	Pressure pipeline is > 10 years old but has passed an integrity test in the last year	• •	No pressure pipelines Pressure pipelines are known to be in good condition
		•	Pressure pipeline is known to be in poor condition or is not regularly inspected	•	Pressure pipeline is <10 years old

		•	Dont know

•	What is the age & condition of any UST, or semi-buried tank, and associated pipework at the site?	•	Oldest UST is > 20 years old and has not passed an integrity test in the last 2 years	•	Oldest UST is > 20 years old but has passed an integrity test in the last 2 years	•	No USTs

		•	Don’t know	•	Oldest UST is < 20 years

•	Has any equipment at the site failed an			•	Yes — the equipment was	•	No — all equipment has

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises

	integrity test in the last 5 years? (including tanks, pipelines, drains etc, and including equipment which has since been repaired or replaced)				repaired or is still in use, and was not removed		passed integrity tests
				•	No — integrity tests have not been done on any equipment

				•	Yes — but the equipment was removed during replacement

				•	Don’t know

•	Is there any history of significant losses at the site (e.g. known LOC events, losses from WSM etc)	•	Yes — significant losses in the past 5 years	•	Yes — significant losses but more than 5 years ago	• •	No Don’t know

				•	Yes — but minor losses only

•	Is there any reason to suspect that soil or groundwater at the site, or off-site is contaminated?	•	Yes — environmental testing has confirmed presence of contamination (at any level)	•	Yes — but the contamination has previously been cleaned up	• •	No Don’t know

		•	Yes — contamination has been observed as significant surface staining or during other civil works, or as seepage after rain etc.

		•	Yes — unusual product odours have been noted which cannot be explained by normal site operations (e.g. venting, deliveries etc)

		•	Yes — liquid and/or solid wastes are known to be have been disposed on-site

		•	The site has experienced earthquakes in last 5 years

FIC — How severe is the contamination likely to be?

•	What type of products are currently stored at the site or have been stored at the site in the past?	• • •	Any product with MTBE Gasoline Other	• • •	Diesel /dieseline /gasoil Boatmix Kerosene	• • •	LPG Waste oil /used oil Packed products only

		•	Don’t know	•	Heating oil	•	Dry site

•	What is the total annual throughout at the site?	• •	> 4000 kL Don’t Know (Dist / Aviation)	• •	1000— 4000 kL Don’t Know (Retail)	• •	< 1000 kL Don’t Know (Comm/Marine)

PCIP — How likely is it that a receptor is impacted?

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises

•	What is the depth to groundwater at the site?	• •	< 5m don’t know	•	5 — 15m	•	> 15m

•	What is the distance to the nearest surface water body (e.g. ocean, bay, harbour, river, creek, lake etc)	• •	< 100m don’t know	•	100m — 300m	•	> 300m

•	What is the main soil type beneath the site in the top 5m?	• •	Fractured rock Sand / coastal sediments	•	Silt, silty sands, sandy silts etc	• •	Silty clay, sandy clay Clay

		•	Gravel / cobbles	•	Clayey sands etc	•	Rock (unfractured)

		•	Fill / imported fill

		•	Don’t know

PCIC — How severe is that impact likely to be (how sensitive is the receptor)?

•	What is the quality of the groundwater beneath the site and what is it currently used for? (within 1000m radius of site)	•	Groundwater is currently extracted for some use (e.g. domestic use, stock watering, irrigation etc)	•	Groundwater is not currently extracted but it is of good or reasonable quality (i.e. not saline).	•	Groundwater has no current extractive use and is of poor quality (e.g. saline).
		•	Don’t know

•	What is the quality of the surface water closest to the site and what is it currently used for? (within 500m radius of site)	•	Surface water is currently used for swimming, near shore fishing or other recreational, tourist or food-based uses	•	Surface water is used for boating and aesthetic values only	•	Surface water has no specific use.

		•	Surface water is a recognised sensitive ecosystem (e.g. coral reefs etc)	•	Surface water is used for commercial fishing

		•	Don’t know

•	What is the use of the land adjacent to the site (on all four boundaries, or immediately across the adjacent roads)?	• •	Low rise residential Don’t know	• •	Recreational park School or child care	• •	High rise residential Crops or other farms, including market gardens

				•	Sensitive cultural or historical sites	• •	Sensitive habitats Commercial

						•	Industrial

						•	Vacant land

						•	Open space — no spec use

•	With regard to potential reputational risks, are there any sensitivities associated with the site in terms of local regulators, media or the community, or any environmentally related legal issues?	•	Yes			• •	No Don’t know

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises
Environmental Scoring and Risk Ranking Tool (Filter 1)

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for Premises
RER (relative environmental risk) = risk of SOURCE being present x risk of RECEPTOR being impacted
RER is scored in a scale of 1 — 25 with 1 being lowest risk, and 25 being highest risk.
HIGH risk is RER > 14; MED risk is 13 > RER > 4; LOW risk is RER < 5
The scores are a function of FI and PCI as follows.
5
5
10
15
20
25

4
4
8
12
16
20

PCI

3
3
6
9
12
15

2
2
4
6
8
10

1
1
2

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for Premises

	Risk of a significant SOURCE being present is		Risk of a sensitive RECEPTOR being impacted is
	represented by the Facility Index (FI)		represented by the Potential Consequence Index (PCI)

	FI = probability of contamination (FIP)		PCI = probability of impacting a receptor

	x severity of contamination (FIC)		x sensitivity of the receptor

	FI is scored as 1, 2, 3, 4, 5, with 1 lowest risk, & 5		PCI is scored as 1, 2, 3, 4, 5, with 1 lowest risk, & 5 highest
	highest risk. The scores are a function of FIP and FIC		risk. The scores are a function of PCI P and
	as follows.		PCIC as follows.

	H		H

	3		3

	4		4

	5		5

	FIC		PCI C

	M		M

	2		2

	3		3

	4		4

	L		L

	1		1

	2		2

	3		3

	L		L

	M		M

	H		H

	FIP		PCIP

Probability (FIP)	Consequence (FIC)	Probability (PCIP)	Consequence (PCIC)

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for Premises

How likely is it that there	How severe is the		How severe is that impact likely
is contamination at the	contamination likely t•	How likely is it that a	to be (how sensitive is the
site?	be?	receptor is impacted?	receptor)?

Each of 5 risk factors will be scored as H, M, L based on defined criteria (see Table x).	Each of 2 risk factors will be scored as H, M, L based on defined criteria (see Table x).	Each of 3 risk factors will be scored as H, M, L based on defined criteria (see Table x).	Each of 4 risk factors will be scored as H, M, L based on defined criteria (see Table x).

FIP will be scored as H, M, L based on the following rules:	FIP will be scored as H, M, L based on the following rules:	PCIP will be scored as H, M, L based on the following rules:	PCIC will be scored as H, M, L based on the following rules:

• H for 2 risk factor	• H for 2 risk factor	• H for 2 risk factor	• H for any risk factor
means H for FIP	means H for FIC	means H for PCIP	means H for PCIC

• H for 1 risk factor	• H for 1 risk factor	• H for 1 risk factor	• M for any risk
means M for FIP	means M for FIC	means M for PCIC	factors means M for PCIC

• M for 3 or more risk	• M for 2 risk factor	• M for 2 or 3 risk	• L for all risk
factors means M for FIP	means M for FIC	factors means M for PCIP	factors means L for PCIC

• M for 1 or 2 risk	• M for 1 risk factors	• M for 1 risk factors
factors means L for FIP	means L for FIP	means L for PCIP

• L for all risk factors	• L for all risk	• L for all risk
means L for FIP	factors means L for FIC	factors means L for PCIP

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for Premises
Environmental Scoring and Risk Ranking Tool (Filter 2)

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for Premises
Filter 2 is applied to sites ranked as Medium or Low in Filter 1.
Facilities where at least one question in each of Group 1 AND 2 is answered ‘true’ are reclassified as High.
Group 1
A

B

C

none

none
a
b

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for Premises
If the answer to any question from Group 1 is ‘Yes’, AND the answer t•any question in Group 2 is also ‘Yes’, then the site will be scored as High.

	Group 1		Group 2

	Probability of Contamination		Probability of Impacting Receptor

A.	Has had known losses or equipment failure reported	a.	Less than 100 m from surface water

B.	Has UST’s > 20 years of age and not passed integrity tests in the last two years	b.	Less than 5m above groundwater

	Sensitivity of Receptor	c.	Less than 100m from groundwater extraction well (any use)

C.	Is located where high value is placed on surface water or groundwater	d.	Where any one or more of a, b or c are UNKNOWN

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises
Management Review — Examples of issues that may allow for re-classification of site risk-ranking based on professional judgment.

RER (relative environmental risk)
Risk of a significant SOURCE being present		Risk of a sensitive RECEPTOR being impacted
Probability (FIP)	Consequence (FIC)	Probability (PCIP)	Consequence (PCIC)
How likely is it that there			How severe is that impact
is contamination at the	How severe is the	How likely is it that a	likely to be (how sensitive
site?	contamination likely to be?	receptor is impacted?	is the receptor)?

The following issues may be considered to confirm Tier 1 risk ranking results:	The following issues may be considered to confirm Tier 1 risk ranking results:	The following issues may be considered to confirm Tier 1 risk ranking results:	The following issues may be considered to confirm Tier 1 risk ranking results:

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises

RER (relative environmental risk)
Risk of a significant SOURCE being present		Risk of a sensitive RECEPTOR being impacted
Probability (FIP)	Consequence (FIC)	Probability (PCIP)	Consequence (PCIC)
How likely is it that there			How severe is that impact
is contamination at the	How severe is the	How likely is it that a	likely to be (how sensitive
site?	contamination likely to be?	receptor is impacted?	is the receptor)?

•    Pressure pipelines (age & condition) — above ground pipeline with no observed losses, line has full automatic leak detection systems, line has recently been repaired etc.

•   UST /semi-buried tank (age & condition) — tank is double walled with interstitial monitors, tank has automatic tank gauging which is known to be operated continuously, recent soil and groundwater testing has shown no concerns, tank has been relined, tank passed integrity test > 2 yr ago but has been continuously monitored since etc.

• Type of products stored at site — historical product mix has changed etc • Throughput — historical throughput has changed etc
•   Depth to groundwater — groundwater depth varies seasonally, groundwater is confined etc

•   Distance to surface water — surface water body is known to be upstream of site or not connected to groundwater discharge from beneath site etc

•   Soil type — soil type is known to be varied on—site or heterogeneous, preferential pathways are known to exist, clay liners or surface pavements are in use etc

•   Groundwater quality & use — extraction wells are known to be upstream or extracting from deeper unconnected aquifer or too far away to be of concern, groundwater quality is known to be very poor for other reasons, number of people using ground-water is known to be minimal or only ad hoc basis, wells are known to be out of use etc

•   Surface water quality & use — surface water body is known to be well flushed, uses are known to be away from potential discharge points etc

•   Historical losses — losses are minor, have already been investigated etc.

•   Contamination — contamination has already been investigated or is deemed minor or insignificant (include evidence supporting this judgement) etc

•   Failed equipment — failure was with equipment unlikely to cause significant contamination, already repaired or remediated etc remediated etc

•   Adjacent land use — adjacent sensitive uses are known to be upstream or some distance from likely contamination sources, testing has confirmed no off-site migration or unlikely, presence of surface coverings, fences or other mechanisms would limit potential exposure, land use restrictions etc

•   Reputation issues — site specific issues not considered relevant within context of overall deal etc

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises
Screening Levels for use in the Pacific Islands

Soil	•	Ministry of Housing, Spatial Planning and Environment, Environmental Quality Objectives in the Netherlands (2000) - Intervention Levels

	•	World Health Organisation (WHO) Guidelines for Drinking Water Quality (2003) – where groundwater is/may be extracted for drinking water

	•	Ministry of Housing, Spatial Planning and Environment, Environmental Quality Objectives in the Netherlands (2000) - Intervention Levels

	•	Australian and New Zealand Environment and Conservation Council (ANZECC) and Agricultural and Resource Management Council of Australia and New Zealand (ARMCANZ) Water Quality Guidelines for Fresh and Marine Waters (2000) – for compounds/water usage where screening levels are not available in the WHO Guidelines

Management Planning	Assessment and management planning undertaken consistent with AOIEWG and RBCA.

	•	Australian Oil Industry Environmental Working Group (AOIEWG) Guidelines for the Management of Petroleum Hydrocarbon Impacted Land (1999) – adaptation of Figure 3.1: Exposure Pathway Checklist

	•	Risk Based Corrective Action (RBCA): American Society for Testing and Materials (ASTM), November 1995. Standard guide for risk-based corrective action applied at petroleum release sites. ASTM E 1739-95, West Conshohocken, PA.
Exclusions
There may be some cases where the policy cannot be readily applied. These are likely to include:
1.	equipment ownership is unclear

2.	site is owned by a third party suitable access to complete works is not granted

3.	sites that are exceptionally remote

4.	locations posing high safety or security risks for Shell or contractors

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises
Part B: Sites

Site number	Site Name
444	Clough Niugini Limited
445	Hornibrook NGI Ltd — POM
446	Andersons Foodland (Butcher’s Shop) — Madang
447	Associates Mills Ltd — Lae
448	Associates Mills Ltd — POM
449	Avis Rent a Car Limited — Hoskins
450	Bank of South Pacific — POM
451	Baptist International Mission
452	Barclays Bros (PNG) Ltd
453	Best Buy Super Market
454	Bismark Industries — Madang — Uligan
455	Bismark Industries — Silovuti
456	Brent Bino
457	British American Tobacco (PNG) Ltd
459	Catholic Diocese Wewak
460	Catholic Mission Arhdiocese — Madang
461	Catholic Mission Kiunga
462	Christian Light Training Centre
463	Coconut Products — Gunanur Plantation
464	Coconut Products — Taboona
465	Coconut Products — Tobi Mill
466	Coconut Products — Ulaveo
467	Coconut Products — Vunabang
468	Colorpak Pty Ltd
469	Concord Pacific Ltd
470	Curtain Brothers PNG Ltd — Kaivuna (Rabaul)
471	Curtain Brothers PNG Ltd — Raburua ( Kokopo)
472	DCA — Tokua Rabaul
473	Dekanai Construction LTD — Kundiawa
474	Dekanai Constructions LTD — Goroka
475	Dekanai Constructions LTD — Hagen
476	Dekanai Constructions LTD — Kundiawa

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises

Site number	Site Name
477	Dekanai Constructions LTD — Lae
478	Dekanai Constructions LTD — Upulima
479	Delta Kikori Pty Ltd
480	Department of Works — Madnag
481	East New Britian Port Services
482	Garamut Enterprises (Sepik Coastal)
483	Garden Service Station
484	Garom Timber
485	Gazelle Restoration Authority
486	Guard Dog Security — Lae
487	Gum Trading
488	H.T.T.C
489	Hamamas Hotel
490	Hastings Deering (PNG) Ltd — Lae
491	Hastings Deering (PNG) Ltd — POM
492	Highlands Pacific
493	IBSA of PNG Incorporated — Shellcard
494	Ilimo Poultry Products Ltd
495	International Food Corp Ltd
496	John Talwart
497	Jomba Store
498	Kabuga Trading
499	Kiripia Catholic Church
500	Kiunga fuel Distributors Limited
501	Koibuga Services Station
502	Kokopo Village Resort Rabaul
503	Lamana Motel Ltd
504	M & C Seeto — Rabaul
505	Macoes (PNG) Limited
506	Madang Country Club Inc
507	Madang Timbers Ltd — Erima (Madang)
508	Madang Timbers Ltd — Madang
509	Madang Timbers Ltd — Sogeram (Madang)
510	Metals Refining Operations Ltd
511	Moore Business Systems Ltd

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises

Site number	Site Name
512	Mountain Fuel Freigthers Ltd — Lae
513	Mountain Fuel Freigthers Ltd — Mt Hagen
514	National Capital District Commission
515	NG Island Produce
516	Ningerum Transport Ltd
517	Niolam Security Takubar- Rabaul
518	North Fly Rubber Ltd
519	O.K. Corporation
520	OPIC Bialla
521	OPIC Nahavio
522	Pacific Industries — Rabaul
523	Pacific Wood contractor
524	Papindo — Takubar (Rabaul)
525	Paul Pupu
526	Placer PNG Ltd
527	PNG Coconut Commodities Ltd
528	PNG Maritaime College
529	PNG University of Technology
530	PNGCC
531	Port Moresby Transport Ltd
532	Progress Ltd
533	Protect Security & Communication Ltd
534	R. Imaroto
535	Ramu Sugar Limited — Leron
536	Ramu Sugar Limited — Gusap
537	Ramu Sugar Limited — Gusap Downs
538	Ravalley Transport — Ramale, Rabaul
539	RD Fishing — Madang Cannery
540	RD Fishing — Vidar
541	Rumion Pty Ltd
542	Shorncliffe (PNG) Ltd — Nazab
543	Shorncliffe (PNG) Ltd Highlands — Mt Hagen
544	Shorncliffe (PNG) Ltd (Takubar) Rabaul
545	Shorncliffe (PNG) Ltd (Warongoi) Rabaul
546	So Tech Engineering — Takubar (Rabaul)
547	South Pacific Brewery Ltd Lae

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises

Site number	Site Name
548	SPI (208) Limited
549	Starwest Construction Ltd
550	Sunrise Group of Companies
551	Swiss Mission
552	Talita Service Station
553	Tanam Store
554	Tavilo Timbers
555	Togoba Service Station
556	Tokua Plantation — Rainau, Rabaul
557	Tolukuma Goldmines Limited — Camp 38
558	Tropicana
559	Voco Point Trading Ltd — Voco Point
560	Voco Point Trading Ltd — Market Shop
561	W R Carpenters
562	Wadau Service Station
563	Wamp Nga Holdings Limited -Mt Hagen (Kiminiga Lodge)
564	Wamp Nga Holdings Limited — Petrohaul (Lae)
565	Andersons Foodland Kokopoo
566	Atlas Steel Ltd
567	Avis Rent a Car Limited — POM
568	Curtain Brothers PNG Ltd — Motukea
569	Dekenai Constructions Ltd — POM
570	Douglas Properties
571	Downer Construction PNG Ltd (Now Omni)
572	Hebou Constructions Ltd
573	Hohola Supermaket Limited
574	Hugo Canning Company Ltd
575	J D Hayes Ltd
576	Ling’s Freezer — Rabaul
577	Loloata Island Resort Ltd
578	Nings Agencies
579	Northern District Sawmilling
580	Port Moresby Golf Club inc
581	Rouna Quarries
582	South Pacific Brewery Ltd — POM

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises

Site number	Site Name
583	Spic-N-Span Ltd
584	TNT Air Cargo
585	Tolukuma Goldmines Limited — Tolukuma Minesite
586	Woo Textiles
587	ACHU (FANGALAVA) Kavieng
588	Armsec
589	Coconut Oil Production Madang
591	District Administration Residence Namatanai
592	East West
593	Fisoa Technical School
594	GFI Lae
595	Gazelle Restoration Authority Rabaul
596	Higlands Kainantu Ltd Ramu
597	Huris Namatanai
598	John Palang Rabaul
599	Kavieng Power House
600	Konos Sub District New -Ireland
601	Kulau Lodge Beach Resort Rabaul
603	Mungop High School Kavieng
604	Namatanai Thermal
605	Plant and Transport Pool Kavieng
606	RD Canning Factory Madang
607	Smugglers Inn Madang
608	Sohun Hydro Power Station Namatanai
609	Spirit of Kokopo Rabaul
610	Steamships (Port services) Kavieng
611	Unitech Lae
612	Works and Supply (PTB) Madang
613	Works Department Transport Pool Namatanai
614	Works Dept Laydown /Storage yard Kavieng
615	Air Nuigini (Ground Transport)
616	Bomana Pumping Station (Water Supply)
617	Cameron Cousins
618	Goodman Fielder International
619	Hari Pty Ltd

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises

Site number	Site Name
620	Hideaway Hotel
622	Omni Limited
623	TGM
624	Curtain Brothers Dockyard
625	Mis Trading Ltd — Sagalau (Madang)
626	Tavilo Timber — Keravat, Rabaul
627	Kiunga Stevedoring Co — Kiunga
628	Tabubil — Tabubil (Western Province)
629	Kiunga — Kiunga (Western Province)
630	SHELL POKAPIN — Lorengau (Manus Province)
684	Wewak Terminal
695	Port Moresby Yacht Club
696	RD Canning — Vidar Plantation Madang
753	SHELL AQ
754	SHELL BADILI — Hubert Murray H’way, Badili (National Capital District)
755	SHELL BOROKO — Hubert Murray H’way, Boroko (National Capital District)
756	SHELL BUGANDI — Highlands Highway, Lae (Morobe Province)
757	SHELL CORONATION — Coronation Drive, Lae (Morobe Province)
758	SHELL ELA HAGEN — Highlands H’way, Mt Hagen (Western Highlands Province)
759	SHELL FANIUFA — Highlands H’way, Goroka (Eastern Highlands Province)
760	SHELL GATEWAY — Hubert Murray H’way, Jacksons Airport (National Capital District)
761	SHELL GEREHU — Hubert Murray H’way, Gerehu Airport (National Capital District)
762	SHELL GORDONS — Hubert Murray H’way, Gordons (National Capital District)
763	SHELL GOROKA
764	SHELL HIGHLANDER — Highlands H’way, Mt Hagen (Western Highlands Province)
765	SHELL HOHOLA — Hubert Murray H’way, Hohola (National Capital District)
766	SHELL KAINANTU — Highlands H’way, Kainantu (Eastern Highlands Province)
767	SHELL KIMBE — Kimbe (West New Britian Province)

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises

Site number	Site Name
768	SHELL KONEDOBU — Hubert Murray H’way, Konedobu (National Capital District)
769	SHELL MADANG (SEA BREEZE) — Modilon Road, Madang (Madang Province)
770	SHELL MANU — Gavamani Road, Korobosea (National Capital District)
771	SHELL PIUNDE — Highlands H’way, Kundiawa (Simbu Province)
772	SHELL TALINA — Williams Road, Kokopo (East New Britian Province)
773	SHELL WAIGANI — Waigani Drive, Waigani Drive (National Capital District)
774	SHELL AITABU
775	SHELL BUMAYONG — Bumayong Road, Bumayong, Lae (Morobe Province)
776	SHELL LEONG MANG
777	SHELL LONIU BRIDGE
778	SHELL NAVUNARAM
779	SHELL NEW CAMP — Bulolo (Morobe Province)
780	SHELL OMORONG — Williams Road, Kokopo (East New Britian Province)
781	SHELL REGENT — Kavieng (New Ireland Province)
782	SHELL WAMPS DRIVEWAY
783	Kwikila — Magi Highway, Kwikila (Central Province)
784	Gazelle Service Station — Sulphur Creek Road, Rabaul (East New Britian Province)
785	Dobel — Highlands H’way, Mt Hagen (Western Highlands Province)
786	Ela Madang — Madang (Madang Province)
787	Ela Haus Bensin — Modilon Road, Madang (Madang Province)
788	WNB — Kimbe (West New Britian Province)
789	Amala Service Station
831	Idubada Terminal
832	Kavieng Terminal
833	Kimbe Terminal
835	Lae Terminal
839	Lorengau Depot (Manus Is)
840	Madang Terminal

Purchase and Sale Agreement
(Schedule 8 — Environmental assessment program for
Premises

Site number	Site Name
842	Mt Hagen Depot
847	Rabaul Terminal
857	Goroka Depot
858	Kainantu Depot
859	Taraka Service Station
861	Buka
862	Hoskins
863	Kagamagu
864	Kerema
865	Kavieng
866	Madang
867	Tabubil
868	Tokua
869	Wewak
870	Kiunga
872	Nazdab (Lae)
873	Tolokuma Airport

Purchase and Sale Agreement
(Schedule 9 — Branding and Debranding program
Schedule 9
Debranding and Rebranding Program
The Vendor and the Purchaser undertake to jointly develp a comprehensive debranding and rebranding program prior to Completion. The program will detail site-by-site de- and re-branding requirements.
The Purchaser will undertake the debranding and rebranding program during the 6 months’ period after Completion, where all Shell Group signage and livery will be removed and replaced with InterOil Group signage and livery.
The debranding and rebranding costs of this program will be shared on the following basis:

“Acrylics”: (physical signage) and pumps:

-	Labour costs to be shares, including travel and accommodation

-	New Signage / hardware to be the Purchaser’s account

Plant / Livery:

-	Labour costs to be shared, including travel and accommodation

-	Paint

* undercoat to be to the Vendor’s account

* overcoat / new colours to be the Purchaser’s account
Without limiting Clause 14, if any remaining Shell Group signage or livery remains at or on any sites after the end of the 6 months’ period referred to above, the Vendor, at its absolute discretion and on the cost basis described above, will be granted access to remove all remaining Shell Group signage and livery at all retail, commercial and distribution sites as identified in the debranding and rebranding program.

Purchase and Sale Agreement
(Schedule 10 — Economic Return
Schedule 10
Economic Return in respect of any Premises is to be determined by reference to the average monthly volume of fuel sold during the most recent period of 12 months’ continuous operation of the applicable Premises.

Purchase and Sale Agreement
Executed as an agreement.
Each attorney executing this Agreement states that he or she has no notice of revocation or suspension of his or her power of attorney.
Signed for Shell Overseas Holdings
Limited by its attorney under power of
attorney dated          2005 in the
presence of:

/s/ Ann Darioli	/s/ Peter John Weston

Witness Signature	Attorney Signature

Ann Darioli	Peter John Weston

Print Name	Print Name
Executed by InterOil Products Limited

/s/ Christian Vinson	/s/ Peter Diezman

Director Signature	Director/Secretary Signature

Christian Vinson	Peter Diezman

Print Name	Print Name
Signed for InterOil Products Limited
by its attorney under power of attorney
dated          2005 in the
presence of:

Witness Signature	Attorney Signature

Print Name	Print Name